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02055501

FILE No. 82-5023

October 11, 2002

SEC MAIL PROCESSING RECEIVED OCT 15 2002 WASH, D.C. 155 SECTION

PROCESSED NOV 04 2002 THOMSON FINANCIAL

SUPPL

EMS

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Sanix Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Sanix Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

1. Annual Report 2002
2. December 26, 2001 — Sanix Changes Schedule of Acquiring Majority Stake in Asante
3. February 6, 2002 — Sanix Discontinues Proposed Acquisition Negotiations with Asante Incorporated
4. February 6, 2002 — Sanix Announces Revision to Full-year Earnings Forecast
5. May 15, 2002 — Sanix Abandons a Proposed Reorganization Plan
6. May 15, 2002 — Notice of Acquisition of Treasury Stock
7. May 15, 2002 — Consolidated/Non-Consolidated Financial Summary - For the fiscal year ended March 31, 2002
8. May 29, 2002 — Notice of Personnel Change
9. June 12, 2002 — Notice of the 24th Ordinary General Meeting of Shareholders
10. June 27, 2002 — Notice of Resolutions of the 24th Ordinary General Meeting of Shareholders

dlw 10/28

11. August 6, 2002 Sanix to Buy Back Shares
12. August 22, 2002 Sanix Acquired Treasury Stocks

Yours truly,

Tadashi Ishii

Encls.
cc: Sanix Incorporated (W/o Annual Report 2002)

2

December 26, 2001

FOR IMMEDIATE RELEASE

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
Tel : +81-92-436-8882
k-inoue@sanix.co.jp

SANIX Changes Schedule of Acquiring Majority Stake in Asante

Fukuoka, December 26, 2001 – SANIX Inc. (Ticker: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) is pleased to announce to change the pricing and delivery dates in purchasing 52.9% stake in Asante Inc. This is to modify the original schedule, which was announced on October 30, 2001.

1. After the Stock Acquisition (The schedule remains unchanged.)

	Number of Shares	% of Total
Munemasa Incorporated	250,000 shares	29.41%
Shin-ichi Munemasa	30,000 shares	3.53%
Third-Party Allocation	150,000 shares	17.65%

*The above proportion is calculated including new stocks.

2. Information of Shares Before and After Acquisition (The schedule remains unchanged except the pricing date.)

1. Number of shares owned by Sanix before acquisition:20,000 shares (2.35%)
2. Number of shares transferred to Sanix: 430,000 shares
   (Purchasing price will be decided in February 2002.)
3. Total number of shares owned by Sanix after acquisition: 450,000 shares (52.94%)

*The above proportion is calculated including new shares.

3. Schedule (Pricing and delivery dates were changed as follows.)

February 2002 (Plan): The exact price will be decided.

March 2002(Plan): Sanix will obtain the shares in Asante by stock transfer and third-party allocation

4. Reason of Changes

Sanix Inc is examining an effective method to ease the cash and depreciation burden on acquiring the shares in Asante.

5. Prospect

The acquisition will affect Sanix's profit forecast from next fiscal year.

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
Tel : +81-92-436-8882
k-inoue@sanix.co.jp

February 6, 2002

FOR IMMEDIATE RELEASE

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
Tel : +81-92-436-8882
k-inoue@sanix.co.jp

Sanix Discontinues Proposed Acquisition Negotiations With Asante Incorporated

Fukuoka, February 6, 2002 – SANIX Inc. (Ticker: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) announced today the discontinuance of further discussions relating to the proposed acquisition of Asante Incorporated (President & CEO: Makoto Munemasa) by Sanix. The company had announced on October 30, 2001 that it would purchase 52.9% of Asante, following a decision taken at the board of directors' meeting on the same day.

Under the proposed negotiations, Sanix was to purchase 250,000 shares (29.41%) from Munemasa Incorporated, a holding company of Makoto Munemasa, 30,000 shares (3.53%) from Shin-ichi Munemasa, and 150,000 shares (17.65%) following a third-party allocation. The Company planned to acquire 52.9% of Asante's shares by including 20,000 shares (2.35%), which Sanix had originally owned.

Though deliberations on the proposed acquisition, the companies reached the conclusion that it would be better to maintain their original operating styles and strategies rather than to combine their operations into a unified system. In addition, both agreed that the best option is to expand their respective operational coverage, rather than drawing a line between the operating areas.

The discontinuance of the proposed acquisition of Asante will not affect Sanix's profit forecast for this fiscal year ending March 31, 2002. Despite the inability to conclude the acquisition at this time, Sanix intends to continue to work together with Asante with an eye towards a business tie-up. The Company will successfully market its services and examine its future direction, including a possible expansion of its operating area.

February 6, 2002

FOR IMMEDIATE RELEASE

For more information, please contact
Kozo Inoue, Managing Director
SANIX INCORPORATED
Tel: +81 92 436 8882

Sanix Announces Revision to Full-Year Earnings Forecast

Fukuoka, February 6, 2002 – Sanix Inc. (TSE: 4651) announced that its earnings for the full year ending March 31, 2002 are likely to be below the Company's previous forecast announced on October 30, 2001.

Details of the revision are as follows:

Revision to full-year non-consolidated earnings forecast
(April 1, 2001 - March 31, 2002) (Millions of Yen)

	Sales	Recurring profit	Net income
Previous forecast (announced October 30, 2001)	63,500	10,000	5,650
Revised forecast	59,700	7,570	4,000
Difference	(3,800)	(2,430)	(1,650)
Rate of change	(6.0)	(24.3)	(29.2)
Figures from year before	54,411	7,264	3,115

Revision to full-year consolidated earnings forecast
(April 1, 2001 - March 31, 2002) (Millions of Yen)

	Sales	Recurring profit	Net income
Previous forecast (announced October 30, 2001)	63,570	10,000	5,610
Revised forecast	59,770	7,600	3,990
Difference	(3,800)	(2,400)	(1,620)
Rate of change	(6.0)	(24.0)	(28.9)
Figures from year before	54,530	7,387	3,183

The Company significantly reorganized the sales department of its core Home Sanitation Division from late August to the end of September. Benefits of the reorganization have been seen since October as evidenced by an increase in net sales for each sales representative. The sales staff is strengthening its ability to develop new customers by placing priority on the satisfaction and needs of customers.

Though there has been some recovery, the division could not return fully to the previous growth level. The Company had to transfer some sales and after-sales staff members to service engineer positions to receive training. Thus, there was a temporary drop in the number of sales staff members, resulting in a decrease in net sales. The staff members, who have received training, will be replaced back to their original positions during the fourth quarter.

In the fourth quarter, the Company expects revenues in the division to return close to the level prior to the reorganization.

Sales in the Home Sanitation Division and Environmental Resources Division for the full-year are expected to fall short of expectations. Consequently, recurring profit and net income are likely to fall below the previous forecast. The Company revised the consolidated earnings forecast following revision of the non-consolidated earnings forecast.

Sanix now expects non-consolidated net sales for the full year to be 59,700 million yen (up 9.7% from the previous year), recurring profit to be 7,570 million yen (up 4.2%), and net income to be 4,000 million yen (up 28.4%). The Company expects consolidated net sales for the full year to be 59,770 million yen (up 9.6%), recurring profit to be 7,600 million yen (up 2.6%), and net income to be 3,990 million yen (up 25.3%).

FILE No. 82-5023

May 15, 2002

FOR IMMEDIATE RELEASE

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
Tel : +81-92-436-8882
k-inoue@sanix.co.jp

Sanix Abandons a Proposed Reorganization Plan

At the Board of Directors Meeting on May 15, 2002, Sanix Incorporated (Ticker: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) decided to cancel a proposed plan to adopt a holding company system, which was announced on October 30, 2001. The Company had originally planned to start operating under the system from April 2003.

The plan was aimed at turning its operating units into individual subsidiaries operating under a holding company, in a reorganization that would have enabled management of each division to operate more effectively, and clarified each unit's authority and responsibilities. Under the proposed plan, Asante Incorporated, a provider of sanitation and environmental services in Tokyo and other areas in eastern Japan, was to become a Sanix subsidiary.

However, following the agreement reached by Sanix and Asante to discontinue proposed acquisition negotiations in February 2002, Sanix decided to abandon its plan of reorganizing into a holding company structure.

Alternatively, Sanix is considering the introduction of a 'company system' that would require management of each division to clearly define each unit's targets and duties. At the same time, the system would be more cost-effective than a holding company system.

About Sanix - Sanix is a leading provider of sanitation and environmental services. The company's business is divided into three areas; Home Sanitation, and Establishment Sanitation, which provide pest control and sanitation maintenance and protection services for offices and public facilities. The Environmental Resources Development Division provides industrial waste management solutions and recycling services.

For more information, please contact
Kozo Inoue
Managing Director
Sanix Incorporated
k-inoue@sanix.co.jp
URL: www.sanix.co.jp

FILE No. 82-5023

6

May 15, 2002

FOR IMMEDIATE RELEASE

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
Tel : +81-92-436-8882
k-inoue@sanix.co.jp

Notice of Acquisition of Treasury Stocks

At the Board of Directors Meeting on May 15, 2002, Sanix Incorporated (Ticker: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) decided to submit a proposal at the general meeting of shareholders on June 27, 2002 regarding the purchase of its own shares in accordance with Article 210 of the Commercial Code.

1. Reason for Acquisition of Treasury Stocks

The Company will purchase its own shares for the purposes of increasing flexibility of its financial policy in response to changes in the managerial environment.

2. Details of Acquisition

(1) Type of shares acquired: Common stock in Sanix Incorporated

(2) Number of shares acquired: 1.2 million shares (Maximum)
(2.9% of total shares outstanding)

(3) Total cost of shares acquired: 5 billion yen (Maximum)

(Notes): Sanix will purchase its own shares after an approval at the general meeting of shareholders in June 2002. The Company will complete acquisition of treasury stocks before the next year's general meeting of shareholders.

For more information, please contact
Kozo Inoue
Managing Director
Sanix Incorporated
k-inoue@sanix.co.jp
URL: www.sanix.co.jp

FILE No. 82-5023

SANIX

7

SANIX INCORPORATED

Consolidated/Non-Consolidated

Financial Summary

For the fiscal year ended March 31, 2002

The financial figures in this document are based on Japanese Accounting Standards and accompanying laws. Percentages are rounded off to 1 decimal place. This document is an English translation of the Japanese-language original.

May 15, 2002

Financial Statements

For the fiscal year ended March 31, 2002

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
Headquarters:	2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
Contact:	Yoshiyuki Maeda, Managing Director, Administration Department
U.S. Accounting Standard:	Not Adopted

Consolidated Financial Highlights for the Year ended March 31, 2002

(April 1, 2001 to March 31, 2002)

(1) Consolidated Operating Results

(Millions of Yen)

	Fiscal Year from April 1 to March 31			
	FY2002	**% change**	FY2001	% change
Net Sales	**59,260**	**8.7%**	54,530	25.2%
Operating Income	**7,614**	**1.2%**	7,521	21.1%
Recurring Profit	**7,771**	**5.2%**	7,387	24.3%
Net Income	**4,005**	**25.8%**	3,183	(9.7)%
Net Income per Share(¥)	**¥97.88**	—	¥77.84	—
Net Income per Share, Diluted(¥)	—	—	—	—
Return on Equity	**9.3%**	—	7.9%	—
Ratio of Recurring Profit to Total Capital	**13.3%**	—	13.8%	—
Ratio of Recurring Profit to Net Sales	**13.1%**	—	13.5%	—

Note (1) Investment profit and loss on equity method ¥ -million (Fiscal Year ended March 31, 2002)
:¥ -million (Fiscal Year ended March 31, 2001)

Note (2) Average number of shares issued and outstanding during the fiscal term

Fiscal Year ended March 31, 2002	40,919,651 shares
Fiscal Year ended March 31, 2001	40,902,518 shares

Note (3) Changes in accounting method: None

Note (4) Percentages shown for net sales, operating income, recurring profit and net income are the increase and decrease compared with the previous fiscal year ended March 31, 2001.

(2) Consolidated Financial Position

(Millions of Yen)

	As of March 31	
	FY2002	FY2001
Total Assets	**60,407**	56,090
Shareholders' Equity	**44,805**	41,728
Shareholders' Equity Ratio (%)	**74.2%**	74.4%
Shareholders' Equity per Share (¥)	**¥1,094.97**	¥1,019.76

Note(1) Number of shares issued and outstanding at period end

Fiscal Year ended March 31, 2002 40,919,493 shares

Fiscal Year ended March 31, 2001 40,919,784 shares

(3) Consolidated Financial Cash Flows

(Millions of Yen)

	Fiscal Year from April 1 to March 31	
	FY2002	FY2001
Cash Flows from Operating Activities	**4,078**	6,968
Cash Flows from Investing Activities	**(10,877)**	(3,543)
Cash Flows from Financing Activities	**1,097**	(2,205)
Balance of Cash and Cash Equivalents at End of Period	**4,382**	10,083

(4) Matters Pertaining to Consolidation and Concerning the Adoption of Equity Method Accounting

Number of consolidated subsidiaries: 3

Number of non-consolidation subsidiary, which adopted equity method: 0

Number of affiliated company, which adopted equity method: 0

(5) Change in Consolidation and the Adoption of Equity Method

Number of newly consolidated company: 1

Number of company excluded from consolidation: 0

Number of new company, which adopted equity method: 0

Number of company excluded from equity method: 0

1. Group Outline

The Company's group is composed of 3 subsidiaries and 1 affiliated company. Sanix's core businesses are environmental sanitation, maintenance of homes, sanitation services for the corporate buildings, and intermediate processing of industrial waste with a focus on recycling resources.

HS Division: The division offers environmental sanitation services for ordinary houses. The main services and products are House Reinforcement System, Termite Eradication Service and Under-Floor/Under-Roof Ventilation System.

ES Division: The division offers environmental sanitation services for offices and condominium buildings with specializing in water quality management and care & maintenance of building water supply.

ERD Division: The division focuses on recycling and detoxifying industrial waste. Sanix sells industrial plastic waste processed at its plastic recycling plants to Energy Development Institute Co., Ltd., a consolidated subsidiary. Sanix Energy Incorporated, a consolidated subsidiary, will be responsible for generating and selling power from the Tomakomai Power plant, which solely utilizes industrial waste plastic.

Sunaim Incorporated, a consolidated subsidiary leases cars for Sanix. (Sunaim rents cars from Orix Auto Lease.) For promotional and other purposes, Sanix (especially, HS Division) purchases liquor from Munemasa Brewing Co., Ltd, an affiliate company of Sanix.


Customers
HS Division
Service Sales
ES Division
Service Sales
ERD Division
Industrial Waste Processing
Sanix Incorporated
HS/ES Division
Purchases of chemical agents
Leases of cars for business use
Consolidated subsidiaries
SUNAIM INCORPORATED
ERD Division
Sales of waste plastic fuel
Consolidated subsidiaries
Energy Development Institute Co.. Ltd.
ERD Division
Consignment contract of power generation
Consolidated subsidiaries
Sanix Energy Incorporated
Liquor purchases for promotional and other purposes
Other affiliates
Munemasa Brewing Co., Ltd

Note: HS Division is an abbreviation for Home Sanitation Division, ES Division is an abbreviation for Establishment Sanitation Division and ERD Division is an abbreviation for Environmental Resources Development Division.

II. Business Policies

1. Fundamental Business Policies

Our corporate mission since our founding has been 'to make the unclean, clean and the impure, pure.' Under this concept, we have provided a broad range of environmental sanitation services to society. SANIX offers environmental sanitation services to households. It also provides environmental sanitation services to places of business as well as maintenance services for the facilities of office buildings, apartment buildings, and other structures. As the third pillar of our business, we are promoting operations in industrial waste processing, focusing chiefly on waste recycling, detoxification, and volume reduction, areas that are on the verge of large growth.

In these three areas, SANIX is aggressively developing its ecological business by improving services and technology and constantly tailoring services to best suit customer needs. At the same, we are working to improve profitability and make more efficient use of capital in an effort to increase our corporate value.

2. Profit Distribution

One of our business policies is to increase the scope of our operations and improve earnings per share and dividends per share. Our goal is to increase our corporate value and distribute profits in keeping with profit gains. At present, we are aiming for a payout ratio of 25%.

We plan to use our internal reserves for capital investments that will increase our corporate value in the medium and long term. Chiefly, we will invest in facilities for our Environmental Resources Development Division, such as plants that convert waste plastic to fuel and electric power plants.

3. Medium-and Long-Term Business Strategies

In our Home Sanitation Division, we will aggressively promote sales and cultivate latent demand. In developing these operations, our guiding concept will be to improve home durability and home longevity chiefly through our Home Reinforcement System but also through offerings such as termite eradication services and our Under-Floor and Under-Roof Ventilation System. In turn, we will aim to provide a more comfortable living environment. Western Japan, our existing sales regions has large latent demand. h Kansai region, which has the largest number of single unit houses, the Company established six HS sales offices in April. In order to improve profitability, we will further deepen our reach in the existing sales regions, and will expand our operational coverall in the future.

In Establishment Sanitation Division, SANIX is cultivating demand for the maintenance of water supply systems and other building equipment. Our key product in this division is our water activator, which aids in maintaining water equipment and improving water quality in office buildings and apartment complexes. In addition, through the introduction of new products, such as our Arsenic Removal System and our Ozone Purification System, SANIX is developing new markets. We plan to further advance into the Kanto area, where there is a high concentration of large office buildings and apartment complexes. At the same time, the division will expand a scope of business in response to diversified demands.

In our Environmental Resource Development Division, SANIX focuses on recycling and detoxifying industrial waste. Our ultimate goal in this business is to create a sustainable circulatory society. As part of these operations, we are running eleven plastic-recycling-and-energy-conversion plants. Further, we are in the process of building power plant facilities in Hokkaido's Tomakomai that will be powered exclusively by the processed plastic. This will be a power-generation system that recycles

resources. In addition, in March 2000, we placed our Hibiki organic-liquid-waste processing plant, which is located in the Wakamatsu ward of Kitakyushu, in operation. This plant is used to treat organic liquid waste on land. Marine disposal of such material will become more difficult in the future with a total ban on dumping of organic liquid waste. In an effort to improve our future corporate value, SANIX is promoting such unprecedented operations.

Common to our three business areas is the latent demand for their products and services. In addition, they are all part of markets that have yet to mature. Thus, we are focusing on more carefully tailoring our services so that we can propose solutions that meet particular needs and are concentrating on fortifying our sales efforts. We will give added emphasis to employee training, an area that has been a key concern since our founding, and cultivate markets and latent demand as a group of specialists.

One of our business goals is to raise our return on equity (ROE) to 20% in the medium to long term. To this end, the HS division is to achieve profitable operation in Kansai market in order to sustain high profits and high growth in the future. In addition, in our Environmental Resources Development Division, we are working to turn a profit from our operations in converting waste plastic to fuel and to increase that profit. As for the waste plastic power generation, we are determined to put operations on a profitable track. With the launch of Tomakomai Power plant, the division will move toward profitable eco-business by taking advantage of waste plastic to produce environmental friendly energy.

III. Business Results

1. Fiscal Year Overview

(1) Earnings

During the fiscal year ended March 31, 2002, Japan was in an economic slump with a negative effect of deflationary trend, in which decreases in corporate capital investment and in personal spending were observed. Thus an overall turnaround has not yet occurred in the environmental sanitation industry. Factors such as low household income and lingering doubts about the future of the economy have been responsible. However, growing interest in extending the life of homes and buildings as well as in environmental preservation and recycling served as a favorable wind for the companies in the environmental sanitation industry.

In this business environment, our group has cultivated varied latent demand by accurately gauging customer needs and making aggressive sales efforts. In our Home Sanitation Division, we have been able to develop our Home Reinforcement System into a central product and establish a business structure to increase the strength of homes overall. In our Environmental Resources Development Division, we have made development investments ahead of schedule to construct Tomakomai power generation plant and new plastic recycling plants in order to establish resource recycling power generation system, in which exclusively utilizes waste plastic.

Through these operations, SANIX's consolidated sales for this fiscal year totaled 59,260 million yen, a gain of 8.7% over the previous year's consolidated results. With 1 billion yen of income related to management service and engineering methods concerning House Reinforcement System received from Asante Incorporated, we could cover an increase in selling, general and administrative expenses such as personnel and advertising costs and advance investments in Environmental Resources Development Division. Consequently, recurring profit increased by 5.2% from the previous year amounted to 7,771 million yen. Though appraisal loss of investment securities was added, it recorded net income of 4,005 million yen, which was 25.8% increase from the previous year. Here, a lump sum amortization of past retirement benefit obligation in the prior fiscal year ended March 31, 2001 is the prime reason.

Earnings of individual divisions were as follows:

① Home Sanitation Division

Sales for the division rose by 4.9% from the previous year's consolidated result to 45,490 million yen. With our House Reinforcement System as a core product, the division provides services in order to strengthen and lengthen the life of the homes. SANIX's management decided to make a significant reorganization of its staffs with the aim of strengthening sales forces' ability to develop new customers and improve our customer relationships. At the same time, the Company provided comprehensive on-the-job training aiming at improving customer relationships. With income related to management service and engineering methods concerning House Reinforcement System received from Asante Incorporated, we could cover an increase in personnel expenses and advertising costs. Consequently, the Company recorded operating income of 13,911 million yen, which was an increase of 0.3% from the previous year.

② Establishment Sanitation Division

Sales for the Establishment Sanitation Division rose by 23.1% compared to the previous year's consolidated amounted to 8,094 million yen. With the goal of improving the longevity of building equipment in office buildings, apartment complexes and other structures, we cultivated demand for maintenance services chiefly for water systems, such as water-supply equipment. Sales increased for water-activator installation and for building water supply equipment maintenance due to provision of meticulous

services to customers. The division increased sales efforts in particular in the Kanto region, which resulted in 57.2% sales increase in the region. As a result, operating income increased by 91.4% to 358 million yen.

③ Environmental Resources Development Division

Sales for the division grew by 24.2% to 5,675 million yen compared to previous year's consolidated result. In our operation concerning the conversion of waste plastic to fuel, sales from waste-plastic processing rose by 42.0% from the previous year result. A total of eleven plastic-recycling-and-energy-conversion plants were in operation, including three new sites that went into operation in this fiscal year. Sales from incineration processing at our Kitakyushu plant decreased by 1.0% from the previous year, while the Hibiki organic-liquid-waste processing plant increased its sale by 14.2%. Initial cost associated with the building of plastic-recycling-and-energy-conversion plants weighed on profit. Thanks to the cost reduction efforts, the division could curtail its operating loss, which amounted to 3,442 million yen, 444 million yen less compared to the previous year.

(2) Cash Flows

Cash and cash equivalents at the end of the year came to 4,382 million yen, a drop of 5,701 million yen over the previous year. Net cash from operating activities dropped by 2,889 million yen to year-on-year to 4,078 million yen. Net income before tax adjustments of 7,308 million yen was the key factor here, with the lump-sum amortization accompanying the allowance for the Company's retirement benefit deficit combining with accounts payable and corporation taxes. Net cash from investing activities dropped by 7,334 million yen from the previous year to negative 10,877 million yen due largely to an expenditure on the construction of new plastic recycling plants and power plant along with subsequent capital investment. With 3,100 million yen loans as working capital, net cash from financing activities totaled 1,097 million yen, an increase of 3,303 million yen to the previous year. Here, repayment of long-term debt and the payment of dividends weighted.

IV. Consolidated Financial Statements

1. Consolidated Balance Sheets

(Thousands of Yen)

	As of March 31				
Assets:	**FY2002**	**Ratio %**	FY2001	Ratio %	Change
Current Assets:					
Cash and bank deposits	**4,466,553**		8,099,117		(3,632,563)
Notes and accounts receivable	**5,628,070**		3,780,085		1,847,984
Short-term investments	**—**		1,999,866		(1,999,866)
Inventories	**1,217,292**		1,105,284		112,007
Deferred income taxes	**568,247**		293,858		274,389
Other current assets	**1,050,816**		335,531		715,285
Allowance for doubtful accounts	**(37,119)**		(43,185)		6,066
Total Current Assets:	**12,893,860**	**21.3**	15,570,558	27.8	(2,676,697)
Fixed Assets:					
Tangible Fixed Assets:					
Buildings and structures	**9,613,937**		8,253,392		1,360,544
Machinery, equipment and vehicles	**8,662,470**		7,023,012		1,639,458
Land	**16,404,742**		15,148,653		1,256,089
Construction in progress	**6,871,192**		5,200,132		1,671,059
Other tangible fixed assets	**289,440**		248,748		40,692
Total Tangible Fixed Assets:	**41,841,784**	**69.3**	35,873,939	64.0	5,967,844
Intangible Fixed Assets:					
Telephone rights	**73,010**		72,739		271
Others	**7,817**		9,368		(1,551)
Total Intangible Fixed Assets:	**80,827**	**0.1**	82,107	0.1	(1,280)
Investments and Other Assets:					
Investments in securities	**1,708,518**		1,454,747		253,770
Deposits and guaranty	**1,873,721**		1,183,150		690,570
Deferred tax assets	**981,889**		684,571		297,317
Other	**1,096,723**		1,310,808		(214,084)
Allowance for bad loans	**(69,710)**		(69,710)		—
Total Investments and Other Assets:	**5,591,143**	**9.3**	4,563,568	8.1	1,027,575
Total Fixed Assets:	**47,513,755**	**78.7**	40,519,616	72.2	6,994,139
Total Assets:	**60,407,616**	**100.0**	56,090,174	100.0	4,317,441

(Thousands of Yen)

Liabilities and Shareholders' Equity:	As of March 31 FY2002	Ratio %	FY2001	Ratio %	Change
Current Liabilities:					
Notes and accounts payable	**1,328,100**		1,270,789		57,311
Short-term loans	**3,100,000**		—		3,100,000
Long-term loans payable in 1 year	**348,320**		1,184,386		(836,066)
Amounts in arreas	**2,324,622**		2,987,758		(663,135)
Accrued expenses	**1,868,639**		1,744,872		123,766
Accrued income taxes	**1,994,416**		2,273,693		(279,277)
Consumption tax payable	**518,529**		557,315		(38,786)
Accrued bonuses	**558,722**		518,159		40,563
Other current liabilities	**470,636**		398,080		72,555
Total Current Liabilities:	**12,511,986**	**20.7**	10,935,054	19.5	1,576,931
Non-Current Liabilities:					
Long-term debt	**747,010**		1,095,330		(348,320)
Deferred income taxes	**2,796**		4,936		(2,140)
Security deposit payable	**201,356**		160,759		40,596
Retirement benefit	**1,510,658**		1,449,672		60,986
Other non-current liabilities	**628,000**		716,000		(88,000)
Total Non-Current Liabilities:	**3,089,821**	**5.1**	3,426,699	6.1	(336,877)
Total Liabilities:	**15,601,807**	**25.8**	14,361,753	25.6	1,240,054
Minority Interest:					
Minority interest	—	—	—	—	—
Shareholders' Equity:					
Common stocks issued:					
March 31, 2002 40,919,493 shres					
March 31, 2001 40,902,784 shares	**12,533,820**	**20.7**	12,530,836	22.3	2,984
Additional paid-in capital	**15,853,954**	**26.2**	15,850,969	28.3	2,984
Consolidated retained earnings	**16,400,108**	**27.1**	13,277,093	23.7	3,123,015
Difference in valuation of other marketable securities	**24,005**	**0.0**	69,842	0.1	(45,837)
Less treasury stock at cost	**(6,079)**	**(0.0)**	(320)	(0.0)	(5,759)
Total Shareholders' Equity:	**44,805,808**	**74.2**	41,728,421	74.4	3,077,387
Total Liabilities, Minority Interests and Stockholders Equity:	**60,407,616**	**100.0**	56,090,174	100.0	4,317,441

2. Consolidated Statement of Income

(Thousands of Yen)

	Fiscal Year from April 1 and March 31				
	FY2002	Ratio %	FY2001	Ratio %	Change
Net sales	59,260,664	100.0	54,530,780	100.0	4,729,883
Cost of sales	22,871,076	38.6	19,317,822	35.4	3,553,253
Gross profit	36,389,587	61.4	35,212,957	64.6	1,176,629
Selling, general and administrative expenses	28,775,010	48.6	27,691,492	50.8	1,083,517
Operating income	7,614,577	12.8	7,521,465	13.8	93,111
Non-operating income:					
Interest and dividend income	20,118		71,925		(51,807)
Insurance commission income	15,731		15,066		664
Rent Revenue	253,508		528		252,980
Other non-operating income	66,004		69,950		(3,946)
Total non-operating income	355,363	0.6	157,471	0.2	197,891
Non-operating expenses					
Interest expenses	60,913		78,848		(17,934)
Loss on sale of short-term investments	—		179,651		(179,651)
Stock issue expenses	861		31,341		(30,480)
Rent expense	135,518		—		135,518
Other non-operating expenses	1,614		2,020		(405)
Total non-operating expenses	198,908	0.3	291,861	0.5	(92,953)
Recurring profit	7,771,032	13.1	7,387,075	13.5	383,956
Extraordinary income:					
Gain on sale of fixed assets	146		—		146
Insurance payments received	375,778		30,786		344,991
Gain on transfer from reserve for possible loan losses	176		—		176
Total extraordinary income	376,100	0.7	30,786	0.1	345,314
Extraordinary losses:					
Loss on sale of property, plant and equipment	65,530		399		65,130
Loss on disposal of property, plant and equipment	88,743		103,336		(14,593)
Loss on cancellation of lease contract	97,360		5,352		92,007
Loss due to disaster	375,778		—		375,778
Loss on valuation of investments in securities	168,514		166,036		2,478
Loss on valuation of membership rights	—		86,915		(86,915)
Net provision for allowance for doubtful accounts	—		69,710		(69,710)
Director's retirement allowance	1,875		21,250		(19,375)
Depreciation of differences in charge of accounting standards for retirement benefit	—		1,008,076		(1,008,076)
Loss on special depreciation	40,711		—		40,711
Total extraordinary losses	838,513	1.4	1,461,076	2.7	(622,563)
Income before income taxes	7,308,619	12.4	5,956,785	10.9	1,351,834
Corporate income, local and enterprise taxes	3,843,857	6.5	3,706,480	6.8	137,377
Adjustment on corporate tax, etc	(540,655)	(0.9)	(933,450)	(1.7)	392,795
Net income	4,005,417	6.8	3,183,755	5.8	821,661

3. Consolidated Statements of Retained Earnings

(Thousands of Yen)

	Fiscal Year from April 1to March 31	
	FY2002	FY2001
*Balance of consolidated retained earnings at the beginning of the fiscal term	**13,277,093**	11,179,677
Balance of consolidated retained earnings at the beginning of the fiscal term:	**13,277,093**	11,179,677
*Cash dividends.	**818,403**	1,022,340
*Directors and auditors' bonuses.	**64,000**	64,000
(of which, auditors' bonuses)	**(3,000)**	(3,000)
Decrease in consolidated retained earnings:	**882,403**	1,086,340
Net Income.	**4,005,417**	3,183,755
Consolidated retained earnings at the end of the fiscal term.	**16,400,108**	13,277,093

4. Consolidated Cash Flow Statement

(Thousands of yen)

	Fiscal Year from April 1 to March 31	
	FY2002	FY2001
Cash Flows from Operating Activities:		
Income before income taxes	**7,308,619**	5,956,785
Depreciation and amortization	**2,506,998**	2,004,771
Increase in allowance for retirement benefits	**60,986**	1,147,597
Increase in allowance for doubtful accounts	**(6,065)**	99,895
Interest and dividend income	**(20,118)**	(71,926)
Interest expense	**60,913**	78,848
Loss on sale of short-term investments in securities	-	179,651
Loss on valuation of short-term investments in securities	**168,514**	166,036
Loss on valuation of membership rights	-	86,915
Loss on sale of property, plant and equipment	**65,530**	-
Loss on disposal of property, plant and equipment	**73,753**	103,336
Loss due to disastor	**109,718**	-
Increase/decrease in notes and accounts receivable-trade	**(1,847,984)**	(666,711)
Increase/decrease in inventories	**(112,007)**	(36,424)
Increase/decrease in other current assets	**(657,197)**	(267,793)
Increase/decrease in notes and accounts payable-trade	**57,311**	3,443
Increase/decrease in consumption taxes payable	**(38,786)**	367,298
Increase/decrease in other current liabilities	**948,127**	1,175,963
Payment of bonuses to directors and auditors	**(64,000)**	(64,000)
Other	**(361,263)**	(4,312)
Net	**8,253,049**	10,259,375
Interest and dividend income received	**11,337**	71,926
Interest expense paid	**(62,535)**	(76,055)
Income taxes paid	**(4,123,135)**	(3,286,666)
Net cash provided by operating activities:	**4,078,717**	6,968,578
Cash Flows from Investing Activities:		
Increase/decrease in time deposits	**(69,000)**	-
Proceeds from sales of securities	**2**	9,224,120
Payment for purchases of securities	**(501,318)**	(2,108,974)
Payment for purchases of property, pland and equipment	**(9,837,124)**	(11,738,154)
Proceeds from sale of beneficiary trust rights	-	998,758
Other	**(470,098)**	81,235
Net cash provided by investing activities:	**(10,877,538)**	(3,543,013)
Cash Flows from Financing Activities:		
Increase/decrease in short-term loans	**3,100,000**	-
Repayment of long-term debt from banks	**(1,184,386)**	(1,419,651)
Proceeds from exercise of warrants	**5,968**	233,791
Increase/decrease in treasury stock	**(5,759)**	-
Dividends paid	**(818,433)**	(1,019,987)
Net cash provided by financing activities:	**1,097,390**	(2,205,847)
Effect of exchange rate changes on cash and cash equivalents	-	-
Net increase in cash and cash equivalents	**(5,701,430)**	1,219,717
Cash and cash equivalents at beginning of the fiscal term	**10,083,984**	8,864,267
Cash and cash equivalents at the end of the fiscal term	**4,382,553**	10,083,984

Significant Accounting Policies

Relating to Financial Statements

1.Matters Pertaining to Consolidation

All subsidiaries are consolidated

Number of consolidated subsidiaries: 3 companies

Names of consolidated subsidiaries: SUNAIM INCORPORATED / Energy Development Institute Co., Ltd. / Sanix Energy Incorporated

Sanix Energy is consolidated from the current fiscal year ended March 2002.

2.Matters Concerning the Application of Equity method Accounting

None

3.Matters Pertaining to the Settlement Dates of Consolidated Subsidiaries

The settlement dates of consolidated subsidiaries are the same as those of the parent company

4.Accounting Treatment Standards

(1) Appraisal standards and appraisal methods for principal assets.

①Short-term investments in securities:

Short-term investments:

*Bonds to be held until maturity: Depreciation cost method

Other marketable securities:

*Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

*Securities not valued at market: Cost method, cost being determined by the moving average method

②Inventories:

Commodity, products and products in process: Cost method computed by moving average method

Store goods: The latest purchase cost method

(2) Depreciation methods for depreciable assets.

①Tangible fixed assets: Fixed percentage on declining-balance method

②Intangible fixed assets: Straight-line method

However, software for internal use is depreciated by the straight-line method based on the assumed useful life for internal use (5 years).

(3) Accounting standards for allowances and reserves.

①Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

②Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

③Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated interim accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the

end of the consolidated accounting fiscal year. Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a one-off expense during the next consolidated accounting period.

④Accounting treatment for lease transactions: Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the lessee, are treated according to the method used for ordinary loan transactions.

⑤Other significant policies used in these consolidated financial statements.

Accounting treatment of consumption tax: Excluding tax method

5.Valuation Method of Assets and Liabilities of Consolidated Subsidiaries:

Market value method

6.Profit Appropriation Account:

Statement of profit appropriation account is made up based upon the profit appropriation of consolidated subsidiaries settled during consolidated accounting period.

7.Cash and Cash Equivalents on Consolidated Statements of Cash Flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, savings which can be withdrawn as required, and short-term investments which are easily converted into cash, have low risk of changing value, and which can be repaid within 3 months from the acquisition date.

Notes to Consolidated Financial Statements

	(FY 2002)	(FY 2001)
1.Total accumulated depreciation for tangible fixed assets.	7,262,085 thousand yen	5,371,002 thousand yen
2.Number of shares of treasury stock.	1,259 shares	68 shares

3.Notes Receivable

Note matured at the end of period are settled at the day of exchanging notes. Furthermore, notes matured at the end of the current consolidated year are included in the item shown below:

Notes receivable 7,688 thousand yen

4.Notes relating to retirement benefit

(Thousands of Yen)

a) Retirement benefit obligation	(FY 2002)	(FY 2001)
①Balance of retirement benefit liabilities at the end of period	(2,444,679)	(2,116,238)
②Balance of pension assets at the end of period	766,913	678,278
③Balance of unrecognized differences due to change of accounting standards at the end of period	—	—
④Balance of unrecognized past service liabilities at the end of period	—	—
⑤Balance of unrecognized differences in mathematical calculations	167,106	(11,712)
⑥Allowance for employee retirement benefits	(1,510,658)	(1,449,672)
b) Retirement benefit expenses		
①Employment service expense	290,585	273,865
②Interest expense	63,400	58,394
③Projected profit	(20,348)	(19,150)
④Write-off of differences in past service	—	—
⑤Write-off of differences in mathematical calculations	(11,712)	—
⑥Write-off of differences due to change in accounting standards	—	(1,008,076)
⑦Retirement benefit expense	321,925	1,321,185

c) Calculations of retirement benefit obligation	(FY2002)	(FY2001)
①Discount rate	2.5%	3.0%
②Projected investment profit rate	2.5%	3.0%

(Notes to consolidated statement of cash flows)

a) Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets. (Thousands of Yen)

	Fiscal Year ended March 31	
	FY2002	FY2001
Cash and bank deposits.	**4,466,553**	8,099,117
Investment in securities (commercial paper).	—	1,999,866
Time deposits exceeding 3 months.	**(84,000)**	(15,000)
Cash and cash equivalents.	**4,382,553**	10,083,984

b) Depreciation and amortization, including depreciation of expenses relating to the engineering method concerning metal fittings for home reinforcement (included in long-term prepaid expenses)

(FY 2002)	(FY 2001)
314,920 thousand yen	314,920 thousand yen

(Notes to lease transactions)

①Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets (Thousands of Yen)

	Fiscal Year	
	from April 1 and March 31	
	FY2002	FY2001
	Furnishings and Fittings	
Book Value	**901,180**	980,864
Cumulative depreciation	**383,503**	472,091
Value at end of half year	**517,676**	508,773
	Vehicles	
Book Value	**2,029,459**	1,802,566
Cumulative depreciation	**1,191,516**	946,048
Value at end of half year	**837,943**	856,517
	Machinery and Equipment	
Book Value	**418,238**	434,328
Cumulative depreciation	**171,478**	114,417
Value at end of half year	**246,759**	319,910
	Total	
Book Value	**3,348,878**	3,217,759
Cumulative depreciation	**1,746,498**	1,532,557
Value at end of half year	**1,602,380**	1,685,201
②Outstanding balance of future lease payments at the end of the period:		
Within one year	**629,523**	599,475
Over one year	**1,013,932**	1,163,265
Total	**1,643,455**	1,762,740
③Amount of lease fee payments, depreciation expense and interest expense:		
Lease fee payments	**714,368**	659,643
Depreciation expense	**671,564**	631,163
Interest expense	**50,666**	54,466

④Accounting method for the amount equivalent to depreciation expenses:
Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the straight-line method.

Accounting method for the amount equivalent to interest expenses:
Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

(Notes to tax effect accounting)

(Thousands of Yen)

	Fiscal Year from April 1 to March 31 FY2002	FY2001
(Tax effect accounting)		
Principal cause of deferred tax assets and deferred tax liabilities:		
Deferred tax assets:		
Accrued incomet taxes	**170,065**	191,763
Excess depreciation and amortization	**255,890**	146,147
Excess depreciation of long-term prepaid expenses	**208,782**	132,861
Excess allowance for doubtful accounts included in loss	**38,871**	42,571
Excess retirement allowance included in loss	**531,561**	501,611
Excess bonus allowance included in loss	**126,733**	74,813
Loss on valuation of membeship rights	**36,504**	36,504
Loss on valuation of marketable securities	**125,744**	68,192
Set-up expenses related to Tomakomai power plant	**161,281**	—
Others	**239,721**	110,687
Total	**1,895,157**	1,305,152
Deferred tax liabilities:		
Reserve for extraordinary depreciation	**330,434**	281,085
Difference in valuation of other marketable securities	**17,381**	50,574
Total	**347,816**	331,659
Net total of deferred tax assets	**1,547,341**	973,493

	Fiscal Year from April 1 to March 31 FY2002	FY2001
Reconciliation of the difference between the statutory income tax rate and the effective income tax rate for the year ended March 31, 2002 is as follows;		
Statutory income tax rate	**42.0%**	42.0%
Increase in taxes resulting from:		
Entertainment expenses and other which are permanently non-tax-deductible	**1.5%**	3.8%
Per capita Inhabitant taxes and other	**1.7%**	1.8%
Other	**0.0%**	(1.0)%
Effective income tax rate	**45.2%**	46.6%

V. Segment Information

1. Segment Information by type of business

Current consolidated accounting period (From April 1, 2001 to March 31, 2002)

(Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss*						
Sales:						
(1)Sales to customers	45,490,460	8,094,278	5,675,924	59,260,664	—	59,260,664
(2)Internal sales among segments and transfer accounts	—	—	802	802	(802)	—
Total	45,490,460	8,094,278	5,676,727	59,261,466	(802)	59,260,664
Operating expenses	31,579,410	7,735,449	9,119,247	48,434,107	(3,211,978)	51,646,086
Operating income	13,911,050	358,828	(3,442,519)	10,827,358	(3,212,781)	7,614,577
Assets, depreciation and amortization expenses and capital expenditures:						
Assets	7,418,808	2,712,142	33,389,305	43,520,257	16,887,359	60,407,616
Depreciation and amortization expenses	133,780	20,578	1,777,293	1,931,653	293,176	2,224,830
Capital expenditures	80,466	15,068	6,695,666	6,791,200	75,586	6,866,787

Prior consolidated accounting period (From April 1, 2000 to March 31, 2001)

(Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss*						
Sales:						
(1)Sales to customers	43,385,552	6,576,723	4,568,504	54,530,780	—	54,530,780
(2)Internal sales among segments and transfer accounts	—	—	1,063	1,063	(1,063)	—
Total	43,385,552	6,576,723	4,569,568	54,531,844	(1,063)	54,530,780
Operating expenses	29,522,547	6,389,283	8,457,008	44,368,839	(2,640,475)	47,009,314
Operating income	13,863,004	187,440	(3,887,440)	10,163,004	(2,641,539)	7,521,465
Assets, depreciation and amortization expenses and capital expenditures:						
Assets	7,197,221	2,320,136	25,627,857	35,145,215	20,944,959	56,090,174
Depreciation and amortization expenses	148,996	25,843	1,410,395	1,585,234	94,632	1,679,867
Capital expenditures	119,197	37,584	11,259,385	11,416,165	1,697,973	13,114,139

Notes

1.Business divisions are those used for internal administrative purposes.

2. Principal services and products by business division

*HS(Home Sanitation Division)... Sales of home reinforcement systems, termite eradication service, under-floor and under-roof ventilation systems

*ES(Establishment Sanitation Division)... Fitting of water supply system for office and apartment buildings, maintenance services

*ERD(Environmental Resources Development Division).. waste plastic processing, incineration, and waste organic liquid processing

3. Unabsorbed operating expenses listed under elimination or group is the administration cost of the general affairs department of the parent company.

Current consolidated accounting period. . . . .¥3,212,781 thousand

Prior consolidated accounting period. . . . .¥2,641,539 thousand

4. Total group assets included in elimination or group is cash and short-term investments, long-term investment funds, and assets concerning administrative divisions.

Current consolidated accounting period. . . . . ¥3,212,781 thousand

Prior consolidated accounting period. . . . . ¥20,944,959 thousand

2.Segment information by location

The Company does not report segment information by location because the Company does not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan, nor did it have any in the prior consolidated accounting period.

3.Foreign sales

The Company does not report foreign sales because foreign sales were less than 10% of consolidated sales in both the prior and current consolidated accounting periods.

VI. Short-Term Investments

1. Current fiscal year ended March 31, 2002

(1) Other marketable securities with market value:

(Thousands of Yen)

	Fiscal Year As of March 31, 2002		
	Acquisition Cost	Value stated on consolidated balance sheet	Balance
① Stocks	550,763	626,680	75,916
② Bonds	—	—	—
③ Other	392,220	357,690	(34,530)
Total	942,983	984,370	41,386

(2)Principal marketable securities without market price (excluding 1, above)

(Thousands of Yen)

	Fiscal Year As of March 31, 2002
	Value stated on consolidated balance sheet
Other marketable securities	724,147
Non-listed stocks (exluding OTC stocks)	
Total	724,147

2. Prior fiscal year ended March 31, 2001

(1)Other marketable securities with market value:

(Thousands of Yen)

	Full Year As of March 31, 2001		
	Acquisition Cost	Value stated on consolidated balance sheet	Balance
① Stocks	609,483	805,711	196,227
② Bonds	—	—	—
③ Other	500,630	424,820	(75,810)
Total	1,110,114	1,230,531	120,416

(2)Principal marketable securities without market price (excluding 1, above)

(Thousands of Yen)

	Full Year As of March 31, 2001
	Value stated on consolidated balance sheet
① Bond in purpose of ownership by expiration period:	1,999,866
Commercial paper	
② Other marketable securities	224,216
Non-listed stocks (excluding OTC stocks)	
Total	2,224,082

VII. Related Party Transactions:

Current consolidated accounting period (from April 1, 2001 to March 31, 2002)

(1) Officers and major individual shareholders:

Type:	Officer and close relatives
Name:	Genichiro Yasui
Address:	—
Capital or investment (Million yen):	—
Operating activities or occupation:	Representative director of RIX CORPORATION
Ownership of voting rights(%):	0% direct voting right
Relationship with Sanix Incorporated	
Additional post at Sanix:	—
Business relationship:	—
Transaction with Sanix:	Operating transactions
Transaction amounts (Million yen):	2,555.2
Item stated:	Amount in arrears
Balance at the end of accounting period (Million yen):	828.1
Transaction amounts (Million yen)	0.1
Item stated:	Accounts receivable

Type:	Company whose major voting rights are owned by the major shareholder and close relatives (including the concerned company's subsidiaries)
Name:	SUNLEO INCORPORATED
Address:	Imari-city, Saga-prefecture
Capital or investment (Million yen):	10.0
Operating activities or occupation:	Manufacture and sale of under-floor ventilating fan and sale of beef products
Ownership of voting rights(%):	None
Relationship with Sanix Incorporated	
Additional post at Sanix:	None
Business relationship:	Sale of Sanix's products in process and materials
Transaction:	Operating transactions
Transaction amounts (Million yen):	511.7
Item stated:	Accounts receivable
Balance at the end of accounting period (Million yen):	358.6

Type:	Company whose major voting rights are owned by the major shareholder and close relatives (including the concerned company's subsidiaries)

Name:	ASANTE INCORPORATED
Address:	Shinjuku, Tokyo
Capital or investment (Million yen):	600
Operating activities or occupation:	Environmental sanitation business; termite eradication service, sale of under-floor ventilation
Ownership of voting rights(%):	2% direct voting right
Relationship with Sanix Incorporated	
Additional post at Sanix:	—
Business relationship:	Sale of Sanix's products in process and materials, and provision of service
Transaction:	Operating transactions
Transaction amounts (Million yen):	1,012.0
Item stated:	Accounts receivable
Balance at the end of accounting period (Million yen):	1,055.3

Type:	Company whose major voting rights are owned by officer and the close relatives (including the concerned company's subsidiaries)
Name:	Munemasa Brewing Co., Ltd
Address:	Imari-city, Saga-prefecture
Capital or investment (Million yen):	22.0
Operating activities or occupation:	Brewery
Ownership of voting rights(%):	3(direct), 0(indirect)
Relationship with Sanix Incorporated	
Additional post at Sanix:	1 officer
Business relationship:	purchase of gifts, etc. and provision of service
Transaction:	Operating transactions
Transaction amounts (Million yen):	28.2
Item stated:	Amounts in arrears
Balance at the end of accounting period (Million yen):	1.1
Transaction amounts (Million yen):	6.1
Item stated:	Accounts receivable
Balance at the end of accounting period (Million yen):	0.3

Type:	Company whose major voting rights are owned by officer and the close relatives (including the concerned company's subsidiaries)
Name:	Tsushima Grand Hotel Co., Ltd.
Address:	Shimokata-county, Nagasaki-prefecture

Capital or investment (Million yen):	9.5
Operating activities or occupation:	Hotel
Ownership of voting rights(%):	None
Relationship with Sanix Incorporated	
Additional post at Sanix:	None
Business relationship:	Hotel expenses and provision of service
Transaction:	Operating transactions
Transaction amounts (Million yen):	6.0
Item stated:	Amounts in arrears
Balance at the end of accounting period (Million yen):	0.1

Type:	Company whose major voting rights are owned by officer and the close relatives (including the concerned company's subsidiaries)
Name:	Global Arena
Address:	Munakata-city, Fukuoka-prefecture
Capital or investment (Million yen):	10.0
Operating activities or occupation:	Management and operation of sporting facilities and accommodation facilities
Ownership of voting rights(%):	None
Relationship with Sanix Incorporated	
Additional post at Sanix:	2 officers
Business relationship:	Use facilities, purchase of gifts, etc. and provision of service
Transaction:	Operating transactions
Transaction amounts (Million yen):	103.5
Item stated:	Amounts in arrears
Balance at the end of accounting period (Million yen):	3.6
Transaction amounts (Million yen):	4.5
Item stated:	Accounts receivable
Balance at the end of accounting period (Million yen):	0.0

Notes 1: Transaction amounts shown above do not include consumption tax, and balances at the end of accounting period include consumption tax.

2: Transactions with RIX CORPORATION. are so-called third party transactions.

3: Transactions with SUNLEO INCORPORATED are actually transactions with ASANTE INCORPORATED as SUNLEO INCORPORATED sells the Company's products only to ASANTE INCORPORATED. ASANTE INCORPORATED is a company whose major voting rights are owned by the elder brother of Shinichi Munemasa, the Company's major voting

rights are owned by major shareholder and the close relatives'. The transactions are also included in 'company whose major voting rights are owned by officer and the close relatives' because Shinichi Munemasa is the Company's representative director.

4: Transactions with Munemasa Brewing Co., Ltd. are included in 'Company whose major voting rights are owned by officers and their close relatives,' as a so-called 'third party transactions.' This is due to the fact that Shinichi Munemasa who is the Company's director also has a post of Munemasa Brewing Co., Ltd.

5: ASANTE INCORPORATED is a company whose major voting rights are owned by the elder brother of Shinichi Munemasa, the Company's major voting rights are owned by major shareholder and the close relatives'. The transactions are also included in 'company whose major voting rights are owned by officer and the close relatives' because Shinichi Munemasa is the Company's representative director.

(2) Business terms and related decision making policies

*Price and other business terms relating to transactions with RIX CORPORATION are similar to those with companies which do not have any specific relationship with the Company.

*Sales prices to SUNLEO INCORPORATED are determined by considering products' performance. Differences in product performance and Company profit policy are other factors in negotiations.

*Price and other business terms relating to provision of service with ASANTE INCORPORATED are similar to those with companies which do not have any specific relationship with the Company. The Company finished providing the service before March 29, 2002, a contract date. Considering the transaction amount, the Company will receive 500 million yen before April 2002, and the remaining 500 million yen before August 2002.

*Sales promotion good prices and other business terms with Munemasa Brewing Co., Ltd. are similar to those with companies which do not have any specific relationship with the Company.

*Price of gift goods and usage of facilities, and other business terms with Global Arena are similar to those with companies which do not have any specific relationship with the Company.

*Price of services provided for the Company and other business terms are similar to those with companies which do not have any specific relationship with the Company.

Prior consolidated accounting period (from April 1, 2000 to March 31, 2001)

(1) Officers and major individual shareholders:

Type:	Officer and close relatives
Name:	Genichiro Yasui
Address:	—
Capital or investment (Million yen):	—
Operating activities or occupation:	Representative director of RIX CORPORATION
Ownership of voting rights(%):	0% direct voting right
Relationship with Sanix Incorporated	
Additional post at Sanix:	—
Business relationship:	—
Transaction with Sanix:	Operating transactions
Transaction amounts (Million yen):	3,209.6
Item stated:	Amount in arrears
Balance at the end of accounting period (Million yen):	744.1
Transaction amounts (Million yen)	0.2
Item stated:	Accounts receivable

Type:	Company whose major voting rights are owned by the major shareholder and close relatives (including the concerned company's subsidiaries)
Name:	SUNLEO INCORPORATED
Address:	Imari-city, Saga-prefecture
Capital or investment (Million yen):	10.0
Operating activities or occupation:	Manufacture and sale of under-floor ventilating fan and sale of beef products
Ownership of voting rights(%):	None
Relationship with Sanix Incorporated	
Additional post at Sanix:	None
Business relationship:	Sale of Sanix's products in process and materials
Transaction:	Operating transactions
Transaction amounts (Million yen):	539.4
Item stated:	Accounts receivable
Balance at the end of accounting period (Million yen):	362.0

Type:	Company whose major voting rights are owned by officer and the close relatives (including the concerned company's subsidiaries)
Name:	Munemasa Brewing Co., Ltd
Address:	Imari-city, Saga-prefecture

Capital or investment (Million yen):	22.0
Operating activities or occupation:	Brewery
Ownership of voting rights(%):	3(direct), 0(indirect)
Relationship with Sanix Incorporated	
Additional post at Sanix:	2 officers
Business relationship:	Purchase of gifts, etc. and provision of service
Transaction:	Operating transactions
Transaction amounts (Million yen):	20.5
Item stated:	Amounts in arrears
Balance at the end of accounting period (Million yen):	1.4
Transaction amounts (Million yen):	6.1
Item stated:	Accounts receivable
Balance at the end of accounting period (Million yen):	0.8

Type:	Company whose major voting rights are owned by officer and the close relatives (including the concerned company's subsidiaries)
Name:	Tsushima Grand Hotel Co., Ltd.
Address:	Shimokata-county, Nagasaki-prefecture
Capital or investment (Million yen):	9.5
Operating activities or occupation:	Hotel
Ownership of voting rights(%):	None
Relationship with Sanix Incorporated	
Additional post at Sanix:	1 officer
Business relationship:	Hotel expenses and provision of service
Transaction:	Operating transactions
Transaction amounts (Million yen):	0.4
Item stated:	Amounts in arrears, accounts receivable

Notes 1: Transaction amounts shown above do not include consumption tax, and balances at the end of accounting period include consumption tax.

2: Transactions with RIX CORPORATION. are so-called third party transactions.

3: Transactions with SUNLEO INCORPORATED are actually transactions with ASANTE INCORPORATED as SUNLEO INCORPORATED sells the Company's products only to ASANTE INCORPORATED. ASANTE INCORPORATED is a company whose major voting rights are owned by the elder brother of Shinichi Munemasa, the Company's major voting rights are owned by major shareholder and the close relatives'. The transactions are also included in 'company whose major voting rights are owned by officer and the close relatives' because Shinichi Munemasa is the Company's representative director.

Outline of ASANTE INCORPORATED:

Address:	Shinjuku-ward, Tokyo
Capital:	600.0 million yen
Operating activities:	Eradication of termites, environmental sanitation service
Representative director:	Makoto Munemasa

4: *Transactions with Munemasa Brewing Co., Ltd. are included in 'Company whose major voting rights are owned by* officers and their close relatives,' as a so-called 'third party transactions.' This is due to the fact that Shinichi Munemasa who is the Company's director also has a post of Munemasa Brewing Co., Ltd.

5: Transactions made up to May 31, 2000 with Tsushima Grand Hotel Co., Ltd. are also included in 'Company whose major voting rights are owned by officers and their close relatives' as so-called 'third party transactions.' This is due to the fact that Ryosuke Aoki who retired as the Company's director on that date, also serves are representative director of Tsushima Grand Hotel Co., Ltd.

(3) Business terms and related decision making policies

*Price and other business terms relating to transactions with RIX CORPORATION are similar to those with companies which do not have any specific relationship with the Company.

*Sales prices to SUNLEO INCORPORATED are determined by considering the products' performance. Differences in product performance and Company profit policy are other factors in negotiations.

*Sales promotion good prices and other business terms with Munemasa Brewing Co., Ltd. are similar to those with companies which do not have any specific relationship with the Company.

*Price of services provided for the Company and other business terms are similar to those with companies which do not have any specific relationship with the Company.

May 15, 2002

Non-Consolidated Financial Statements
For the fiscal year ended March 31, 2002

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
Headquarters:	2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
Contact:	Yoshiyuki Maeda, Managing Director, Administration Department
U.S. Accounting Standard:	Not Adopted

Non-Consolidated Financial Highlights for the Fiscal Year ended March 31, 2002

(April 1, 2001 to March 31, 2002)

(1) Non-Consolidated Operating Results

(Millions of Yen)

	Fiscal Year from April 1 to March 31			
	FY2002	**% change**	FY2001	% change
Net Sales	**59,180**	**8.8%**	54,411	24.9%
Operating Income	**7,578**	**2.8%**	7,374	20.8%
Recurring Profit	**7,766**	**6.9%**	7,264	23.8%
Net Income	**4,034**	**29.5%**	3,115	(10.6)%
Net Income per Share(¥)	**¥98.59**	—	¥76.17	—
Net Income per Share, Diluted(¥)	—	—	—	—
Return on Equity	**9.4%**	—	7.7%	—
Ratio of Recurring Profit to Total Capital	**13.4%**	—	13.7%	—
Ratio of Recurring Profit to Net Sales	**13.1%**	—	13.4%	—

Note (1) Average number of shares issued and outstanding during the fiscal term

Fiscal Year ended March 31, 2002	40,920,168 shares
Fiscal Year ended March 31, 2001	40,902,586 shares

Note (2) Changes in accounting method: None

Note (3) Percentages shown for net sales, operating income, recurring profit and net income are the increase and decrease compared with the previous first ended March 31, 2001.

(2) Dividends

(Millions of Yen)

	Fiscal Year from April 1 to March 31	
	FY2002	FY2001
Annual dividend per Share (¥)	**¥20.00**	¥20.00
Total dividend	**818**	818
Pay-out ratio (%)	**20.3%**	26.3%
Ratio of dividend to total capital(%)	**1.8%**	2.0%

(3) Non-Consolidated Financial Position

(Millions of Yen)

	As of March 31	
	FY2002	FY2001
Total Assets	**60,041**	55,546
Shareholders' Equity	**44,647**	41,540
Shareholders' Equity Ratio (%)	**74.4%**	74.8%
Shareholders' Equity per Share (¥)	**¥1,091.08**	¥1,015.16

Note(1) Number of shares issued and outstanding at period end

Fiscal Year ended March 31, 2002	40,920,752 shares
Fiscal Year ended March 31, 2001	40,919,852 shares

(2) Number of treasury stocks

Fiscal Year ended March 31, 2002	1,259 shares
Fiscal Year ended March 31, 2001	68 shares

IV. Non-Consolidated Financial Statements
1.Non-Consolidated Balance Sheets

(Thousands of Yen)

	As of March 31				
Assets:	FY2002	Ratio %	FY2001	Ratio %	Change
Current Assets:					
Cash and bank deposits	3,992,739		7,843,580		(3,850,841)
Note receivable	126,696		116,282		10,414
Accounts receivable	5,492,170		3,593,608		1,898,561
Securities	?		1,999,866		(1,999,866)
Half finished products	244,969		235,335		9,634
Materials	678,053		642,609		35,443
Stored goods	118,599		110,987		7,612
Advanced money	3,291		56,106		(52,815)
Prepaid expenses	69,248		76,152		(6,904)
Deferred income taxes	550,142		288,915		261,226
Accrued revenue	758,047		140,770		617,276
Other current assets	266,713		53,502		213,210
Allowance for doubtful accounts	(37,110)		(43,000)		5,890
Total Current Assets:	12,263,560	20.4	15,114,716	27.2	(2,851,156)
Fixed Assets:					
Tangible Fixed Assets:					
Buildings	7,468,101		6,320,562		1,147,538
Structures	2,128,160		1,920,818		207,342
Machinery and equipment	8,576,109		6,910,868		1,665,240
Automotive equipment	4,793		7,653		(2,860)
Tool and equipment	277,277		235,391		41,886
Land	16,404,742		15,148,653		1,256,089
Construction in progress	6,871,192		5,200,004		1,671,187
Total Tangible Fixed Assets:	41,730,376	69.5	35,743,951	64.3	5,986,425
Intangible Fixed Assets:					
Telephone rights	71,998		71,998		—
Other intangible fixed assets	6,929		8,050		(1,120)
Total Intangible Fixed Assets:	78,927	0.2	80,048	0.2	(1,120)
Investments and Other Assets:					
Investment in securities	1,707,925		1,454,114		253,810
Investment in stocks of affiliated company	420,000		70,000		350,000
Investment amount	1,911		1,911		—
Long-term prepaid expenses	195,157		416,282		(221,124)
Deposits and Guaranty	1,835,971		1,170,386		665,584
Deferred tax assets	981,889		684,571		297,317
Membership rights	253,596		253,596		—
Beneficiary rights of commodities investment trust	500,000		500,000		—
Other	141,581		126,385		15,195
Allowance for bad loans	(69,710)		(69,710)		—
Total Investments and Other Assets:	5,968,323	9.9	4,607,538	8.3	1,360,784
Total Fixed Assets:	47,777,627	79.6	40,430,538	72.8	7,346,089
Total Assets:	60,041,188	100.0	55,546,255	100.0	4,494,932

(Thousands of Yen)

Liabilities and Shareholders' Equity:	As of March 31 FY2002	Ratio %	FY2001	Ratio %	Change
Current Liabilities:					
Notes payable	**543,795**		543,170		624
Accounts payable	**901,826**		628,948		272,877
Short-term loans	**3,000,000**		—		3,000,000
Long-term loans payable in 1 year	**291,920**		1,127,986		(836,066)
Amount in arrears	**2,327,370**		3,031,831		(704,460)
Accrued expenses	**1,860,315**		1,737,524		122,791
Accrued income taxes	**1,972,868**		2,237,280		(264,411)
Consumption tax payable	**518,529**		549,897		(31,368)
Advance received	**64,619**		94,768		(30,148)
Accrued bonuses	**551,000**		302,189		248,810
Other current liabilities	**403,542**		515,000		(111,457)
Total Current Liabilities:	**12,435,786**	**20.7**	10,768,595	19.4	1,667,190
Non-Current Liabilities:					
Long-term debt	**621,810**		913,730		(291,920)
Long-term accrued liability	**628,000**		716,000		(88,000)
Security deposit payable	**201,356**		160,759		40,596
Retirement benefit	**1,506,555**		1,446,795		59,760
Total Non-Current Liabilities:	**2,957,722**	**4.9**	3,237,284	5.8	(279,562)
Total Liabilities:	**15,393,509**	**25.6**	14,005,880	25.2	1,387,628
Shareholders' Equity:					
Common stocks issued:					
March 31, 2002 40,920,752 shres					
March 31, 2001 40,919,852 shares	**12,533,820**	**20.9**	12,530,836	22.6	2,984
Additional paid-in capital	**15,853,954**	**26.4**	15,850,969	28.5	2,984
Earned surplus reserve	**395,279**	**0.7**	348,059	0.6	47,219
Other capital surplus					
1. Unappropriated reserve					
1) Special depreciation	**379,361**		294,324		85,036
2) Contingent reserve	**10,700,000**		8,700,000		2,000,000
2. Unappropriated income for the current year	**4,767,377**		3,746,404		1,020,972
Total other capital surplus	**15,846,738**	**26.4**	12,740,729	23.0	3,106,009
Difference in valuation of other marketable securities	**23,966**	**0.0**	69,780	0.1	(45,813)
Less treasury stock at cost	**(6,079)**	**(0.0)**	—	—	(6,079)
Total Shareholders' Equity:	**44,647,679**	**74.4**	41,540,374	74.8	3,107,304
Total Liabilities and Stockholders Equity:	**60,041,188**	**100.0**	55,546,255	100.0	4,494,932

2. Non-Consolidated Statement of Income

(Thousands of Yen)

	Fiscal Year between April 1 and March 31				
	FY2002	Ratio %	FY2001	Ratio %	Change
Net sales	59,180,638	100.0	54,411,737	100.0	4,768,900
Cost of sales	23,061,048	39.0	19,383,927	35.6	3,677,120
Gross profit	36,119,589	61.0	35,027,810	64.4	1,091,779
Selling, general and administrative expenses	28,540,957	48.2	27,653,197	50.8	887,760
Operating income	7,578,632	12.8	7,374,613	13.6	204,019
Non-operating income:					
Interest and dividend income	27,676		59,312		(31,636)
Interest on security	246		16,327		(16,081)
Insurance commission income	15,371		15,066		304
Rent Revenue	274,813		21,832		252,980
Other non-operating income	63,537		63,048		488
Total non-operating income	381,644	0.6	175,588	0.3	206,056
Non-operating expenses:					
Interest expenses	55,655		72,487		(16,832)
Loss on sale of short-term investments	—		179,651		(179,651)
Stock issue expenses	861		31,341		(30,480)
Rent expense	135,518		—		135,518
Other non-operating expenses	1,614		2,020		(405)
Total non-operating expenses	193,650	0.3	285,500	0.5	(91,850)
Recurring profit	7,766,626	13.1	7,264,700	13.4	501,926
Extraordinary income:					
Gain on sale of fixed assets	146		—		146
Insurance payments received	375,778		30,786		344,991
Total extraordinary income	375,924	0.6	30,786	0.1	345,138
Extraordinary losses:					
Loss on sale of property, plant and equipment	65,530		399		65,130
Loss on disposal of property, plant and equipment	88,519		103,336		(14,817)
Loss on cancellation of lease contract	97,360		5,352		92,007
Loss on valuation of investments in securities	168,514		166,036		2,478
Loss on valuation of membership rights	—		86,915		(86,915)
Loss due to disaster	375,778		—		375,778
Loss on special depreciation	40,711		—		40,711
Net provision for allowance for doubtful accounts	—		69,710		(69,710)
Directors' retirement allowance	1,875		21,250		(19,375)
Depreciation of difference in charge of accounting standards for retirement benefit	—		1,006,320		(1,006,320)
Total extraordinary losses	838,289	1.4	1,459,320	2.7	(621,031)
Income before income taxes	7,304,261	12.3	5,836,166	10.7	1,468,096
Corporate income, local and enterprise taxes	3,795,000	6.4	3,650,000	6.7	145,000
Adjustment on corporate tax, etc	(525,369)	(0.9)	(929,545)	(1.7)	404,175
Net income	4,034,631	6.8	3,115,711	5.7	918,920
Earned surplus carried forward	1,141,950		1,080,673		61,277
Interim dividend	409,205		409,072		132
Transferred legal reserve of retained earnings for interim dividend	—		40,907		(40,907)
Unappropriated profits	4,767,376		3,746,404		1,020,972

3. Appropriation of Earnings

(Thousands of Yen)

	Fiscal Year from April 1to March 31	
	FY2002	FY2001
I. Unappropriated Income for the current year	**4,767,376**	3,746,404
II. Reversal of unappropriated reserve		
1. Reversal of special depreciation reserve	**81,550**	60,727
Total:	**4,848,927**	3,807,131
III. Appropriation of earnings		
1. Legal surplus reserve	**—**	47,219
2. Dividend	**409,194**	409,197
3. Bonus allowances to company executives	**63,000**	63,000
(of which, to auditing officers)	**(3,000)**	(3,000)
4. Unappropriated reserve		
1) Special depreciation reserve	**130,654**	145,763
2)Contingent reserve	**2,000,000**	2,000,000
IV. Surplus profit carried forward to the following term	**2,246,077**	1,141,950

Significant Accounting Policies

Relating to Financial Statements

1.Accounting Treatment Standards

(1) Appraisal standards and appraisal methods for principal assets.

①Short-term investments in securities:

Short-term investments:

*Bonds to be held until maturity: Depreciation cost method

Other marketable securities:

*Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

*Securities not valued at market: Cost method, cost being determined by the moving average method

②Inventories:

Commodity, products and products in process: Cost method computed by moving average method

Store goods: The latest purchase cost method

(2) Depreciation methods for depreciable assets.

①Tangible fixed assets: Fixed percentage on declining-balance method

②Intangible fixed assets: Straight-line method

However, software for internal use is depreciated by the straight-line method based on the assumed useful life for internal use (5 years).

(3) Deferred assets:

Costs related to development and issuance of new stocks are immediately expensed when the payment was made.

(4) Accounting standards for allowances and reserves.

①Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

②Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

③Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated interim accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year. Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a one-off expense during the next consolidated accounting period.

④Accounting treatment for lease transactions: Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the lessee, are treated according to the method used for ordinary loan transactions.

⑤Other significant policies used in these consolidated financial statements.

Accounting treatment of consumption tax: Excluding tax method

.Notes to Non-Consolidated Financial Statements

	(FY 2002)	(FY 2001)
1.Total accumulated depreciation for tangible fixed assets.	7,105,035 thousand yen	5,248,009 thousand yen
2.Number of shares of treasury stock.	1,259 shares	68 shares

3.Notes Receivable

Note matured at the end of period are settled at the day of exchanging notes. Furthermore, notes matured at the end of the current fiscal year are included in the item shown below:

Notes receivable 7,688 thousand yen

(Notes to lease transactions)

① Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets (Thousands of Yen)

	Fiscal Year from April 1 and March 31	
	FY2002	FY2001
	Furnishings and Fittings	
Book Value	**901,180**	980,864
Cumulative depreciation	**383,503**	472,091
Value at end of half year	**517,676**	508,773
	Vehicles	
Book Value	**2,029,459**	1,802,566
Cumulative depreciation	**1,191,516**	946,048
Value at end of half year	**837,943**	856,517
	Machinery and Equipment	
Book Value	**418,238**	434,328
Cumulative depreciation	**171,478**	114,417
Value at end of half year	**246,759**	319,910
	Total	
Book Value	**3,348,878**	3,217,759
Cumulative depreciation	**1,746,498**	1,532,557
Value at end of half year	**1,602,380**	1,685,201

② Outstanding balance of future lease payments at the end of the period:

Within one year	**629,523**	599,475
Over one year	**1,013,932**	1,163,265
Total	**1,643,455**	1,762,740

③ Amount of lease fee payments, depreciation expense and interest expense:

Lease fee payments	**714,368**	659,643
Depreciation expense	**671,564**	631,163
Interest expense	**50,666**	54,466

④ Accounting method for the amount equivalent to depreciation expenses:

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero u the straight-line method.

Accounting method for the amount equivalent to interest expenses:

Interest expense for lease assets is calculated as the difference between the total lease payments and the acc price of the leased assets, with the amount allocated to each accounting period using the interest method.

(Notes to tax effect accounting)

(Thousands of Yen)

	Fiscal Year from April 1 to March 31	
	FY2002	FY2001
(Tax effect accounting)		
Principal cause of deferred tax assets and deferred tax liabilities:		
Deferred tax assets:		
Accrued incomet taxes	**168,308**	188,694
Excess depreciation and amortization	**254,854**	145,655
Excess depreciation of long-term prepaid expenses	**208,782**	132,861
Excess allowance for doubtful accounts included in loss	**39,563**	42,541
Excess retirement allowance included in loss	**530,278**	500,620
Excess bonus allowance included in loss	**125,794**	74,073
Loss on valuation of membeship rights	**36,504**	36,504
Loss on valuation of marketable securities	**125,744**	68,192
Set-up expenses related to Tomakomai power plant	**161,281**	—
Others	**223,619**	109,582
Total	**1,874,733**	1,298,727
Deferred tax liabilities:		
Reserve for extraordinary depreciation	**325,346**	274,709
Difference in valuation of other marketable securities	**17,354**	50,530
Total	**342,701**	325,240
Net total of deferred tax assets	**1,532,032**	973,487

	Fiscal Year from April 1 to March 31	
	FY2002	FY2001
Reconciliation of the difference between the statutory income tax rate and the effective income tax rate for the year ended March 31, 2002 is as follows;		
Statutory income tax rate	**42.0%**	42.0%
Increase in taxes resulting from:		
Entertainment expenses and other which are permanently non-tax-deductible	**1.5%**	3.8%
Per capita Inhabitant taxes and other	**1.7%**	1.8%
Other	**(0.5)%**	(1.0)%
Effective income tax rate	**44.7%**	46.6%

Net Sales by Division

(Thousands of Yen)

	Fiscal Year between April 1 and March 31		Changes
	FY2002	FY2001	
Home Reinforcement System	**13,627,055**	13,328,513	298,543
Termite Eradication Service	**11,511,679**	12,494,524	(982,846)
Under-Roof/Floor Ventilation System	**13,550,595**	12,406,528	1,144,067
Other	**6,720,302**	5,036,036	1,684,265
Home Sanitation Division Total:	**45,409,632**	43,265,603	2,144,029
Water activator installation	**3,558,831**	3,155,486	403,345
Care and maintenance of building water supply	**1,436,291**	1,363,847	72,444
Other	**3,099,154**	2,057,232	1,041,922
Establishment Sanitation Division Total:	**8,094,278**	6,576,566	1,517,711
Industrial Waste (Waste plastic processing)	**3,354,826**	2,362,845	991,981
Industrial waste (Incineration)	**1,292,559**	1,305,559	(13,000)
Industrial waste (Organic Waste Water Recycle)	**1,029,342**	901,163	128,178
Environmental Resources Development Division Total:	**5,676,727**	4,569,568	1,107,159
Total Net Sales:	**59,180,638**	54,411,737	4,768,901

FILE NO. 82-5023 8

(Translation)

May 29, 2002

Name of listed company:	SANIX INCORPORATED
Title and name of representative:	Shin-ichi Munemasa President and Representative Director
(Code No.:	4651
Listing exchange:	First section of the Tokyo Stock Exchange, First section of the Osaka Securities Exchange, and the Fukuoka Stock Exchange)

Notice of Personnel Change

Please take notice that, at the Board of Directors held on May 22, 2002, it was resolved on the personnel change as follows:

Description

1. Personnel Change (as of June 1, 2002):

Name	New Title	Current Title
Koji Umeda	Managing Director Division Manager of Environment Resources Development Division and Manager of Plastics Business	Director Division Manager of Environment Resources Development Division and Manager of Plastics Business

2. Retiring Director (as of May 31, 2002):

Name	Current Title
Yukiyoshi Matsukawa	Managing Director
Chikara Kohno	Director

- End -

[For more information, please contact]
Kozo Inoue, Managing Director
Sanix Incorporated
Tel: +81-92-436-8870 (key)

FILE No. 82-5023

9

(Translation)

June 12, 2002

To the Shareholders:

NOTICE OF
THE 24TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 24th Ordinary General Meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form, indicating your approval or disapproval of the propositions and affixing your seal thereto.

Yours very truly,

1-23, Hakata-eki-higashi 2-chome,
Hakata-ku, Fukuoka-shi

SANIX INCORPORATED

Shin-ichi Munemasa,
President and Representative Director

Description

1. Date and hour:

   June 27 (Thursday), 2002, 10:00 a.m.

2. Place:

   8F Conference Room, Sanix Hakata Building,
   1-23, Hakata-eki-higashi 2-chome, Hakata-ku, Fukuoka-shi

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report of the business report, balance sheet and statement of income for the 24th business year (from April 1, 2001 to March 31, 2002).

   Matters to be resolved:

   Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 24th business year

   Proposition No. 2: Amendment to the Articles of Incorporation

   The outline of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.

   Proposition No. 3: Acquisition by the Company of its own shares

   The outline of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.

   Proposition No. 4: Election of one Director

   Proposition No. 5: Granting of retirement gratuities to the retired Directors

- - - - -

In attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2001 to March 31, 2002)

1. Overview of business activities:

(1) Developments and results of business activities:

During the business year under review, the Japanese economy suffered from the slow progress of deflation, where capital investment in the private sector decreased and private spending remanded sluggish. Thus, the economy was placed in a slump.

The business climate surrounding the pest control and sanitation service industry in general did not improve, as household spending remained dull and companies reduced costs. However, consumers have become savvier about the need to extend the lives of their houses, buildings and condominiums and more concerned about environmental protection and recycling. Companies that have succeeded in analyzing customer needs properly and building up trustful relations with their customers have proved high-performing.

In this situation, the Company has exerted efforts to analyze customer needs properly and engage in active marketing activities to develop each and every potential need for pest control and sanitation. Furthermore, to secure growth in the future, the Company has concentrated its all-out efforts on its internal reforms for further strengthening its new marketing capabilities and increasing customer satisfaction.

Sales by division are set forth below:

In the Home Sanitation Division, the Company exerted vigorous marketing efforts by offering a presentation for strengthening and extending the durability of houses, and sales from offering its know-how of "House Reinforcement Systems" amounted to ¥1,000 million. As a result, sales in this division amounted to ¥45,409 million, a 5.0% increase from the previous business year. In the Establishment Sanitation Division, the Company developed demand for the maintenance of water supply systems in office and apartment buildings and other construction equipment to extend the lives thereof and also promoted sales of new products. Consequently, sales in this division amounted to ¥8,094 million, a 23.1% increase. In the Environmental Resources Development Division, as to its business of thermal recycling of waste plastic, the Company commenced operations of three new plants during the business year under review. At its existing plants, more waste plastic was accepted to process as a source of fuel for power generation. Additionally, at its organic waste water processing plant and incineration plants, the acceptance of waste increased steadily. As a result, sales in this division amounted to ¥5,676 million, a 24.2% increase.

As a result, net sales for the business year under review amounted to ¥59,180 million, an 8.8% increase from the previous business year. With regard to profit, added labor costs due to increased personnel in preparation for further business expansion and expenses for prior investment, including the conveyance of waste plastic to commence the business of resource recycling power generation were set off by an increase in sales, including sales from offering its know-how. Consequently, ordinary income amounted to ¥7,766 million, a 6.9% increase from the previous business year. Net income amounted to ¥4,034 million, a 29.5% increase, due to a lump-sum write-off of the difference of ¥1,006 million upon restatement of the accounts for employee retirement benefits in the previous business year.

Net sales by division are set forth below:

Business Division	23rd business year (from April 1, 2000 to March 31, 2001)		24th business year (current year) (from April 1, 2001 to March 31, 2002)		Increase or decrease from the previous business year	
	Amount	Composition ratio	Amount	Composition ratio	Amount of Increase or decrease	Increase/ decrease ratio
	(thousand yen)	(%)	(thousand yen)	(%)	(thousand yen)	(%)
Home Sanitation	43,265,603	79.5	45,409,632	76.7	2,144,029	5.0
Establishment Sanitation	6,576,566	12.1	8,094,278	13.7	1,517,711	23.1
Environmental Resources Development	4,569,568	8.4	5,676,727	9.6	1,107,159	24.2
Total	54,411,737	100.0	59,180,638	100.0	4,768,900	8.8

(2) State of capital investment and state of fund procurement:

(i) State of capital investment:

Capital investment made during the business year under review totaled ¥8,514 million and was principally used for the following:

Investment relating to new plants for the Environmental Resources Development business:

(completed)	Plants for developing plastic resources (Suzuka-shi, Tagajo-shi, etc.)	¥3,606 million
(under construction)	Plants for developing plastic resources (Saeki-gun (Hiroshima), Fuji-shi, Niigata-shi, etc.)	¥866 million
	Tomakomai electric power plant (Tomakomai-shi)	¥3,806 million

(ii) State of fund procurement:

The Company raised funds by issuing new shares, amounting to ¥5 million, upon exercise of stock options during the business year under review.

All funds required for the foregoing capital investment were covered by the Company's own funds.

(3) Future challenges:

The Japanese economy has shown signs of having bottomed out in some sectors. However, the income environment has shown no signs of a turnaround and private spending is expected to remain in the doldrums. Thus, the business conditions surrounding the Company are not expected to improve.

Under these circumstances, the Company will exert efforts to continue to maintain its previous performance expansion trends and further promote rationalization of its overall operations. Additionally, to acquire a firm footing for its Environmental Resources Development Business, for which the Company has incurred up-front costs, to turn profitable, the Company will establish a business model of its unique resource-recycling power generation systems.

The Company cordially seeks the continued support and guidance of the shareholders.

(4) Recent business performance and assets:

(thousand yen, unless otherwise indicated)

	Business year			
Item	21st (from April 1, 1998 to March 31, 1999)	22nd (from April 1, 1999 to March 31, 2000)	23rd (from April 1, 2000 to March 31, 2001)	24th (current year) (from April 1, 2001 to March 31, 2002)
Net sales	37,303,389	43,568,765	54,411,737	59,180,638
Ordinary income	4,391,701	5,866,810	7,264,700	7,766,626
Net income	2,111,687	3,485,350	3,115,711	4,034,631
Net income per share	¥86.99	¥135.06	¥76.17	¥98.59
Total assets	28,630,857	50,219,462	55,546,255	60,041,188
Net assets	15,794,601	39,206,432	41,540,374	44,647,679

(Notes) (Translation omitted)

2. Outline of the Company (as of March 31, 2002)

(1) Major businesses:

The Company's principal objective is to provide pest control and sanitation services. The Company operates its business through three principal divisions: Home Sanitation Business Division which mainly provides pest control and sanitation installation services for the home; Establishment Sanitation Business Division which mainly provides pest control and sanitation installation services for companies and other institutions; and Environmental Resources Development Business Division which mainly engages in disposal of industrial wastes. The main businesses by division are set forth below:

Business Division	Main businesses
Home Sanitation	House reinforcement system installation services for the home, termite prevention and extermination services and other pest control and sanitation services for the home, underfloor and under-the-roof ventilation system installation services and humidity absorbing materials installation and treatment services.
Establishment Sanitation	Pest prevention and extermination services and other pest control and sanitation services for offices, water supply maintenance system installation services and other services for offices and buildings.
Environmental Resources Development	Reduction in volume and detoxication of industrial waste, reduction in volume and use as fuel of waste plastic and reduction in volume, detoxication and recycling of organic waste water.

(2) Main offices and plants:

(Translation omitted)

(3) State of shares:

1) Total number of shares authorized to be issued by the Company: 163,500,000 shares

2) Total number of issued shares: 40,920,752 shares

(Note) Upon exercise of rights under the stock option plan which employs the method of preemptive rights as provided for in Article 280-19 of the Commercial Code of Japan, the total number of issued shares increased by 900 shares from the end of the previous business year.

3) Number of shareholders: 15,027 persons

4) Number of shares to constitute one unit: 100 shares

5) Acquisition, disposition and possession by the Company of its own shares

1. Acquisition of shares:

- Acquisition by purchase of less-than-one-unit shares

Shares of common stock	4,091 shares
Total amount	¥23,926,030

2. Disposition of shares (from April 1, 2001 to September 30, 2001):

Shares of common stock	2,900 shares
Total amount	¥17,936,000

3. Shares held as of March 31, 2002

Shares of common stock	1,259 shares

6) Principal shareholders:

Name	Shares in the Company held by them (shareholding ratio)		Shares in them held by the Company (shareholding ratio)	
	(shares)	(%)	(shares)	(%)
Bion Co., Ltd.	8,653,015	21.1	-	-
Shin-ichi Munemasa	6,225,609	15.2	-	-
The Mitsubishi Trust and Banking Corporation (Trust account)	2,900,700	7.1	-	-
Sanix Employee Stockholders Association	1,739,303	4.3	-	-
Hiroshi Munemasa	1,693,500	4.1	-	-
Munemasa Shuzo Co., Ltd.	1,350,000	3.3		
Japan Trustee Services Bank, Ltd. (Trust account)	1,257,100	3.1	-	-
UFJ Trust Bank Limited	907,600	2.2	-	-
Mitsui Asset Management Company, Limited (Trust account)	724,100	1.8	-	-
Trust & Custody Services Bank Ltd. (Trust account)	538,500	1.3	-	-

(4) State of employees:

Number of employees	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
4,044	+ 182	31.3	3.7

(Notes) (Translation omitted)

(5) State of major business affiliations:

(i) State of major subsidiaries:

Name of Company	Capital stock	Shareholding ratio (%)	Principal businesses
Sunaim Incorporated	¥20,000 thousand	100.0	Manufacture and sale of pharmaceuticals and quasi-pharmaceuticals and lease of vehicles.
Energy Development Institute Co., Ltd.	¥50,000 thousand	100.0	Sale of byproducts from wastes, including fuels and fuel additives.
Sanix Energy Incorporated	¥350,000 thousand	100.0	Power generation by use of plastic fuels and sale of electricity (in preparation to commence business)

(ii) Development and results of business affiliations:

Net sales and net income on a consolidated basis for the business year under review amounted to ¥59,260 million (up ¥4,729 million from the previous business year) and ¥4,005 million (up ¥821 million), respectively.

(6) Principal lenders:

Lenders	Balance of borrowings	Number of shares of the Company's common stock held (shareholding ratio)	
	(million yen)	(shares)	(%)
The Industrial Bank of Japan, Limited	1,225	116,600	0.3
The Nishi-Nippon Bank, Ltd.	1,104	536,250	1.3
The Bank of Tokyo-Mitsubishi, Ltd.	1,000	-	-
Development Bank of Japan	482	-	-
UFJ Bank Limited	101	230,100	0.6

(7) Directors and Statutory Auditors:

Title	Name
President (Representative Director)	Shin-ichi Munemasa
Managing Director	Iwao Yanai
Managing Director	Yukiyoshi Matsukawa
Managing Director	Masayoshi Tatsukawa
Managing Director	Kazunobu Zaitsu
Managing Director	Yoshiyuki Maeda
Managing Director	Kazuhide Fukuda
Managing Director	Kozo Inoue
Director	Keiji Murakami
Director	Koji Umeda
Director	Kazuhiko Furukawa
Director	Chikara Kohno
Director	Shigeaki Shigeta
Director	Seiichi Marumoto
(Full-time) Statutory Auditor	Masayoshi Fukuzawa
(Full-time) Statutory Auditor	Shigeo Oba
Statutory Auditor	Genichiro Yasui
Statutory Auditor	Takao Komori

(Notes) (Translation omitted)

(8) Material matters relating to the state of Company which occurred subsequent to the closing of accounts:

None.

BALANCE SHEET
(As of March 31, 2002)

ASSETS (thousand yen)

Current assets:	12,263,560
Cash on hand and in banks	3,992,739
Trade notes receivable	126,696
Trade accounts receivable	5,492,170
Semi-finished goods	244,969
Raw materials	678,053
Supplies	118,599
Prepaid expenses	69,248
Deferred tax assets	550,142
Other accounts receivable	758,047
Other current assets	270,004
Allowance for doubtful accounts	(37,110)
Fixed assets:	47,777,627
Tangible fixed assets:	41,730,376
Buildings	7,468,101
Structures	2,128,160
Machinery and equipment	8,576,109
Vehicles and transportation equipment	4,793
Tools, furniture and fixtures	277,277
Land	16,404,742
Construction in progress	6,871,192
Intangible fixed assets:	78,927
Telephone subscription rights	71,998
Others	6,929
Investment and other assets:	5,968,323
Investment securities	1,707,925
Investment in subsidiaries' stock	420,000
Investment in capital	1,911
Long-term prepaid expenses	195,157
Deferred tax assets	981,889
Deposit and guaranty	1,835,971
Membership rights	253,596
Beneficial interests in commodity investment trusts	500,000
Others	141,581
Allowance for doubtful accounts	(69,710)
TOTAL ASSETS	60,041,188

LIABILITIES

Current liabilities:	12,435,786
Trade notes payable	543,795
Trade accounts payable	901,826
Short-term loans	3,000,000
Long-term loans payable within one year	291,920
Other accounts payable	2,327,370
Accrued expenses	1,860,315
Accrued corporate taxes, etc.	1,972,868
Accrued consumption taxes, etc.	518,529
Advance	64,619
Deposits received	374,788
Unearned income	28,754
Accrued bonuses	551,000
Long-term liabilities:	2,957,722
Long-term loans payable	621,810
Long-term accounts payable	628,000
Leasehold deposits received	201,356
Reserve for employee retirement benefits	1,506,555
TOTAL LIABILITIES	15,393,509

SHAREHOLDERS' EQUITY

Capital:	12,533,820
Legal reserves:	16,249,233
Additional paid-in capital	15,853,954
Earned surplus	395,279
Retained earnings:	15,846,738
Reserve for special depreciation	379,361
General reserve	10,700,000
Unappropriated retained earnings for the business year	4,767,376
(Net income for the business year	4,034,631)
Revaluation difference:	23,966
Revaluation difference of other marketable securities	23,966
Treasury stock:	(6,079)
Treasury stock	(6,079)
TOTAL SHAREHOLDERS' EQUITY	44,647,679
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	60,041,188

(Note) The figures are given by disregarding fractions of a thousand yen.

STATEMENT OF INCOME

(For the period from April 1, 2001 to March 31, 2002)

(thousand yen)

Ordinary income and expenses		
Operating income and expenses:		
Operating revenue		
Net sales		59,180,638
Operating expenses		
Cost of sales	23,061,048	
Selling, general and administrative expenses	28,540,957	51,602,005
Operating income		**7,578,632**
Non-operating income and expenses:		
Non-operating income		
Interest received	10,204	
Interest on securities	246	
Dividends received	17,471	
House rent	274,813	
Others	78,908	381,644
Non-operating expenses		
Interest paid	55,655	
New share issue expenses	861	
Rental expense	135,518	
Others	1,614	193,650
Ordinary income		**7,766,626**
Extraordinary income and losses		
Extraordinary income:		
Gain on sale of fixed assets	146	
Insurance claims received	375,778	375,924
Extraordinary losses:		
Loss on retirement of fixed assets	88,519	
Loss on termination of lease agreements	97,360	
Loss on sale of fixed assets	65,530	
Disaster loss	375,778	
Loss on nonrecurring depreciation	40,711	
Revaluation loss of investment securities	168,514	
Retirement gratuities for officers	1,875	838,289

Income before tax for the year	**7,304,261**
Corporate, inhabitant and enterprise taxes	3,795,000
Interperiod tax allocation	(525,369)
Net Income for the year	**4,034,631**
Unappropriated retained earnings brought forward from the previous year	1,141,950
Interim dividends	409,205
Unappropriated retained earnings for the year	**4,767,376**

(Note) The figures are given by disregarding fractions of a thousand yen.

1. Significant accounting policies:

(1) Methods and basis for evaluation of marketable securities:

(i) Bonds to be held to maturity: By the amortized cost method.

(ii) Investment in subsidiaries' stock: At cost, determined by the moving average method.

(iii) Other marketable securities:

Securities with market value:
At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.).

Securities without market value:
At cost, determined by the moving average method.

(2) Basis and methods for evaluation of inventories:

(i) Semi-finished goods and raw materials:
At cost, determined by the moving average method.

(ii) Supplies:
At cost, determined by the last cost method.

(3) Method of depreciation of fixed assets:

(i) Tangible fixed assets: By the declining-balance method.

(ii) Intangible fixed assets: By the straight line method.

However, depreciation of software for use by the Company is made by the straight line method based on the useful life (five years) within the Company.

(iii) Long-term prepaid expenses: By the straight line method.

However, the total royalties on the know-how of methods relating to the fixing of metal fittings for house reinforcement are depreciated by the straight line method for the estimated shortest period (three years) during which it will contribute to earnings.

(4) Method of treatment of deferred assets:

Development expenses and new share issue expenses are all treated as expenses upon payment thereof.

(5) Basis for providing allowances:

(i) Allowance for doubtful accounts:

To provide for losses on doubtful accounts outstanding as of the end of the business year, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credit, including possible non-performing credits and claims

(ii) Accrued bonuses:

To provide for the payment of bonuses to employees, an amount is set aside based on an anticipated amount.

(iii) Reserve for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides a reserve estimated to have accrued as of the end of the business year, based on estimated retirement benefit obligations and the estimated amount of plan assets as of the end of the business year.

Any actuarial difference accruing for any business year is treated as expense in a lump sum for the next following business year.

(6) Method of treatment of lease transactions:

Finance lease transactions, other than those in which ownership of leased property is deemed to pass to its lessee, are treated similarly to the manner in which ordinary lease transactions are treated.

(7) Other matter important for the shareholders' reference:

Consumption tax is treated for accounting purpose on a tax-excluded basis.

2. Notes to the Balance Sheet

(1)	Short-term money loans to subsidiaries	¥69,976 thousand
	Short-term money loans from subsidiaries	¥368,353 thousand
(2)	Accumulated depreciation of tangible fixed assets:	¥7,105,035 thousand

(3) Assets provided as collateral:

Buildings	¥904,507 thousand
Structures	¥109,001 thousand
Machinery and equipment	¥666,194 thousand
Tools, furniture and fixtures	¥5,783 thousand
Land	¥2,570,193 thousand

(4) The Company uses cars for marketing activities and other vehicles, all computers and part of office equipment under lease agreements, in addition to the fixed assets reported in the balance sheet.

(5) Net income per share: ¥98.59

(6) Amount of net assets as provided for in Article 290, paragraph 1, item 6 of the Commercial Code of Japan: ¥23,966 thousand

(7) As of March 31, 2002, preemptive rights outstanding, which were given to the Company's Directors and employees as provided for in Article 280-19, paragraph 2 of the Commercial Code of Japan, accounted for ¥7,251,028 thousand, ¥6,849,622 thousand of which was for the preemptive rights to be exercised at the issue price of ¥6,632 per share and ¥401,405 thousand was for the preemptive rights to be exercised at the issue price of ¥6,663 per share.

(8) Notes due at the close of a business year are settled on a day on which clearinghouses are open for business. As the close of the business year under review fell on a holiday, the notes due at the close of business year under review were included in the following item:

Trade notes receivable: ¥7,688 thousand

3. Notes to the Statement of Income

(1) Volume of transactions with subsidiaries:

Sales	¥802 thousand
Purchase amount	¥1,657,135 thousand
Other operating expenses	¥1,634,682 thousand
Transactions other than ordinary business:	¥21,304 thousand

4. Reserve for employee retirement benefits

(1) Matters concerning retirement benefit obligations (as of March 31, 2002)

	(thousand yen)
1. Retirement benefit obligations	(2,440,576)
2. Plan assets	766,913
3. Unrecognized difference upon restatement of the accounts	-

4.	Unrecognized past service liability (decrease)	-
5.	Unrecognized actuarial differences	167,106
6.	Reserve for employee retirement benefits	(1,506,555)

(2) Matters concerning the basis for calculating retirement benefit obligations, etc.

1.	Discount rate	2.5%
2.	Rate of expected investment yields	2.5%
3.	Method of periodic allocation of estimated amounts of retirement benefits	Periodic flat-rate formula

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	4,767,376,338
Reversal of reserve for special depreciation	81,550,730
Total:	4,848,927,068
To be appropriated as follows:	
Dividends ¥10 per share	409,194,930
Bonuses for officers	63,000,000
(for Directors)	(60,000,000)
(for Statutory Auditors)	(3,000,000)
Reserve for special depreciation	130,654,389
General reserve	2,000,000,000
Unappropriated retained earnings carried forward	2,246,077,749

(Note) As of December 14, 2001, interim dividends were paid in the amount of ¥409,205,240 (¥10 per share).

Copy of Account Auditors' Audit Report

AUDIT REPORT

May 11, 2002

Mr. Shin-ichi Munemasa,
President and Representative Director
SANIX INCORPORATED

CHUOAOYAMA AUDIT CORPORATION

By Kazuko Fujita (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Hiroshi Aono (seal)
Certified Public Accountant
Representative Partner
Participating Partner

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, this firm has audited the balance sheet, statement of income, business report (to the extent it relates to accounting), proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 24th business year of SANIX INCORPORATED (the "Company") covering the period from April 1, 2001 to March 31, 2002. The portion of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the accounting books of the Company.

In making such audit, this firm complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed. The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, this firm is of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, ordinances and the Articles of

Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and this firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

Copy of the Board of Statutory Auditors' Audit Report

May 15, 2002

AUDIT REPORT

Mr. Shin-ichi Munemasa,
President and Representative Director
SANIX INCORPORATED

The Board of Statutory Auditors
SANIX INCORPORATED

Masayoshi Fukuzawa (seal)
(Full-time) Statutory Auditor

Shigeo Ohba (seal)
(Full-time) Statutory Auditor

Genichiro Yasui (seal)
Statutory Auditor

Takao Komori (seal)
Statutory Auditor

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 24th business year from April 1, 2001 to March 31, 2002, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations whenever necessary. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we, in addition to following the aforementioned method of audit, whenever necessary, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, CHUOAOYAMA AUDIT CORPORATION, are proper;

(2) That the business report presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements present fairly the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we find no breach of duties on the part of the Directors.

(Note) Statutory Auditor Genichiro Yasui and Statutory Auditor Takao Komori are external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

INFORMATION RELATING TO VOTING

1. Total number of voting rights of all the shareholders:

406,543 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 24th business year

The proposed appropriation of retained earnings is as set forth in the attached document. With regard to dividends for the business year under review, taking into consideration the performance for the business year and the future business development, etc., management proposes to pay a dividend of ¥10 per share.

The annual dividend per share will total ¥20, including an interim dividend of ¥10 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) In preparation for the diversification of operations and the penetration into new business arenas in the future, management hereby propose to amend the objectives set forth in Article 2 of the existing Articles of Incorporation.

(2) With the enforcement of the "Law to Amend Part of the Commercial Code, Etc." of Japan (2001 Law No. 79) effective October 1, 2001, the system of par value shares was repealed, the system of a unit of shares (*tan-i-kabu*) was repealed, the system of a unit of shares (*tan-gen-kabu*) was created and the "Law Concerning Special Exceptions to the Commercial Code Relating to the Procedures of Cancellation of Shares" was repealed, among other things. Consequently, management hereby proposes to delete Article 6 (Par value of each par value share), change the number of shares constituting one unit (*tan-i*) under Article 8 to the number of shares constituting one unit (*tan-gen*), and create the provision for non-issuance of shares constituting less-than-one-unit (*tan-gen*) in Article 7, delete Article 5-2 (Cancellation of shares) and make required amendment to Article 9 (Share Handling Regulations), Article 10 (Transfer agent), Article 18 (Election of Directors) and Article 27 (Election of Statutory Auditors) of the existing Articles of Incorporation.

(3) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, Etc." of Japan (2001 Law No. 128) effective April 1, 2002, management hereby proposes to delete Article 7 (Special provision for preemptive rights) and Article 39 (Dividends on shares issued upon conversion of convertible bonds) of the existing Articles of Incorporation and make required amendment to Article 12 (Time of convocation), Article 15 (Exercise of voting rights by proxy), Article 16 (Minutes), Article 23 (Minutes of meetings of

the Board of Directors), Article 32 (Minutes of meetings of the Board of Statutory Auditors), Article 36 (Dividends) and Article 37 (Interim dividends) of the existing Articles of Incorporation.

(4) With the enforcement of the "Law to Amend Part of the Commercial Code of Japan and the Law Concerning Special Exceptions to the Commercial Code relating Audit, etc. of Stock Corporations" of Japan (2001 Law No. 149) as of May 1, 2002, the term of office of Statutory Auditors has been extended. Accordingly, management hereby proposes to amend Article 28 (Term of office of Statutory Auditors) of the existing Articles of Incorporation. However, under the provisions of Article 7 of the Supplement to the said Law, the term of office of Statutory Auditors who are in office before the close of the Ordinary General Meeting of Shareholders to be held for the business year ending March 31, 2003 will be the same term as if such amendment had not been made and thus management hereby proposes to establish a supplementary provision to that effect and delete such supplementary provision from the Articles of Incorporation as of the close of the Ordinary General Meeting of Shareholders to be held for the business year ending March 31, 2003.

(5) Additionally, in accordance with the amendment to and deletion of the provisions as proposed herein, management hereby proposes to change the numbering of the Articles.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows (only the Articles subjected to amendment are described):

(Underlines show the amendment.)

Existing Articles of Incorporation	Proposed amendment
Article 1. (Description omitted)	Article 1. (Same as existing)
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. The objectives of the Company shall be to engage in the following businesses:
(1) ~ (8) (Description omitted)	(1) ~ (8) (Same as existing)
(9) Electric engineering business;	(9) Civil engineering business, architectural work business, carpentry business, plastering business, scaffolding and earthwork business, masonry business, roofing business, electric engineering business, pipe engineering business, tile, brick and

	concrete-block work business, steel structure work business, steel reinforcing business, paving work business, dredging business, plate work business, glazing work business, painting work business, waterproofing work business, interior finishing business, machinery and equipment installation work business, heat insulation work business, telecommunications work business, landscape gardening business, well sinking business, fittings work business, running water work business, fire prevention equipment installation business, garbage disposal facilities installation business, and the design, execution and supervision relating thereto;
(10) (Description omitted) ~	(10) (Same as existing) ~
(24) Any and all businesses incidental to any of the foregoing items.	(24) Any and all businesses incidental to any of the foregoing items.
Article 3. ~ Article 5. (Description omitted)	Article 3. ~ Article 5. (Same as existing)
(Cancellation of shares)	(To be deleted)
Article 5-2. The Company may, by resolution of the Board of Directors, acquire its own shares, not exceeding 2,400,000 shares, for the purpose of cancellation thereof by appropriation of profit on or after November 28, 1997.	
(Par value of each par value share)	(To be deleted)
Article 6. The par value of each par value share to be issued by the Company shall be ¥50.	
(Special provision for preemptive rights)	(To be deleted)
Article 7. The Company may grant to its Directors or employees	

preemptive rights as provided for in Article 280-19 of the Commercial Code of Japan.	
(Number of shares to constitute one unit (*tan-i*))	(Number of shares to constitute one unit (*tan-gen*))
Article 8. The number of shares to constitute one unit (*tan-i*) of shares of the Company shall be 100 shares.	Article 6. The number of shares to constitute one unit (*tan-gen*) of shares of the Company shall be 100 shares.
(To be newly established)	(Non-issuance of share certificates for shares constituting less than one unit (*tan-gen*)) Article 7 The Company shall not issue share certificates for shares constituting less than one unit (*tan-gen*) (hereinafter referred to as the "less-than-one-unit shares (*tan-gen*)"), unless otherwise provided for in the Share Handling Regulations.
(Share Handling Regulations)	(Share Handling Regulations)
Article 9. The denominations of share certificates of the Company, registration of a transfer of shares, registration of a pledge, indication of trust property, non-possession of share certificates, notifications to be given by shareholders, reissue of share certificates, purchase of less-than-one-unit (*tan-i*) shares and other handling of its shares, as well as the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.	Article 8. The denominations of share certificates of the Company, registration of a transfer of shares, registration of a pledge, indication of trust property, non-possession of share certificates, notifications to be given by shareholders, reissue of share certificates, purchase of less-than-one-unit (*tan-gen*) shares and other handling of its shares, as well as the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.
(Transfer agent)	(Transfer agent)
Article 10.1. The Company shall have a transfer agent with respect to its shares.	Article 9.1. (Same as existing)
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors.	2. (Same as existing)

3. The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, non-possession of share certificates, notifications to be given by shareholders, reissue of share certificates, preparation of the register of beneficial shareholders, receipt of notices of beneficial shareholders, purchase of less-than-one-unit (*tan-i*) shares and other business relating to its shares shall be handled by the transfer agent and not by the Company.	3. The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, non-possession of share certificates, notifications to be given by shareholders, reissue of share certificates, preparation of the register of beneficial shareholders, receipt of notices of beneficial shareholders, purchase of less-than-one-unit (*tan-gen*) shares and other business relating to its shares shall be handled by the transfer agent and not by the Company.
Article 11. (Description omitted)	Article 10. (Same as existing)
(Time of convocation)	(Time of convocation)
Article 12.1. The Ordinary General Meeting of Shareholders of the Company shall be convened within three (3) months from the day next following the date of closing of accounts for each business year and an extraordinary General Meeting of Shareholders shall be convened from time to time as the necessity arises.	Article 11.1. (Same as existing)
2. The shareholders and the beneficial shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders mentioned in the preceding paragraph shall be the shareholders and the beneficial shareholders appearing in the final register of shareholders and the final register of beneficial shareholders, respectively, as of March 31 of each year.	2. The shareholders and the beneficial shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders mentioned in the preceding paragraph shall be the shareholders and the beneficial shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders, respectively, as of March 31 of each year.
Article 13. ~ Article 14. (Description omitted)	Article 12. ~ Article 13. (Same as existing)
(Exercise of voting rights by proxy)	(Exercise of voting rights by proxy)
Article 15.1. Shareholders and beneficial shareholders may exercise their voting rights by proxy who shall be another	Article 14.1. Shareholders and beneficial shareholders may exercise their voting rights by proxy who shall be another

shareholder or beneficial shareholder of the Company having voting rights.	shareholder or beneficial shareholder of the Company having voting rights.
2. Such proxy mentioned in the preceding paragraph shall submit to the Company a document establishing his power of representation for each General Meeting of Shareholders.	2. Such shareholder or beneficial shareholder or proxy mentioned in the preceding paragraph shall submit to the Company a document establishing his power of representation for each General Meeting of Shareholders.
(Minutes)	(Minutes)
Article <u>16</u>. The proceedings in outline and the resultant actions taken at each General Meeting of Shareholders shall be stated in minutes and the chairman and all the Directors present shall affix their names and seals thereto.	Article <u>15</u>. The proceedings in outline and the resultant actions taken at each General Meeting of Shareholders shall be stated <u>or recorded</u> in minutes and the chairman and all the Directors present shall affix their names and seals <u>or their electronic signatures</u> thereto.
Article <u>17</u>. (Description omitted)	Article <u>16</u>. (Same as existing)
(Election of Directors)	(Election of Directors)
Article <u>18</u>.1. Directors of the Company shall be elected at a General Meeting of Shareholders at which shareholders and beneficial shareholders who hold <u>shares representing one-third (1/3) or more of the number of shares having voting rights among the total number of issued shares</u> shall be present, by a majority of the votes of the shareholders and beneficial shareholders so present.	Article <u>17</u>.1. Directors of the Company shall be elected at a General Meeting of Shareholders at which shareholders and beneficial shareholders who hold <u>one-third (1/3) or more of the number of voting rights of all the shareholders</u> shall be present, by a majority of the votes of the shareholders and beneficial shareholders so present.
Article <u>19</u>. ~ Article <u>22</u>. (Description omitted)	Article <u>18</u>. ~ Article <u>21</u>. (Same as existing)
(Minutes of meetings of the Board of Directors)	(Minutes of meetings of the Board of Directors)
Article <u>23</u>. The proceedings in outline and the resultant actions taken at each meeting of the Board of Directors shall be stated in minutes and all the Directors and Statutory Auditors present shall affix their names and seals thereto.	Article <u>22</u>. The proceedings in outline and the resultant actions taken at each meeting of the Board of Directors shall be stated <u>or recorded</u> in minutes and all the Directors and Statutory Auditors present shall affix their names and seals <u>or their</u>

	electronic signatures thereto.
Article 24. ~ Article 26. (Description omitted)	Article 23. ~ Article 25. (Same as existing)
(Election of Statutory Auditors)	(Election of Statutory Auditors)
Article 27. Statutory Auditors of the Company shall be elected at a General Meeting of Shareholders at which shareholders and beneficial shareholders who hold shares representing one-third (1/3) or more of the number of shares having voting rights among the total number of issued shares shall be present, by a majority of the votes of the shareholders and beneficial shareholders so present.	Article 26. Statutory Auditors of the Company shall be elected at a General Meeting of Shareholders at which shareholders and beneficial shareholders who hold one-third (1/3) or more of the number of voting rights of all the shareholders shall be present, by a majority of the votes of the shareholders and beneficial shareholders so present.
(Term of office of Statutory Auditors)	(Term of office of Statutory Auditors)
Article 28.1. The term of office of Statutory Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within three (3) years after their assumption of office.	Article 27.1. The term of office of Statutory Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within four (4) years after their assumption of office.
2. The term of office of a Statutory Auditor elected to fill a vacancy shall expire at such time as the term of office of the retired Statutory Auditor would have expired.	2. (Same as existing)
Article 29. ~ Article 31. (Description omitted)	Article 28. ~ Article 30. (Same as existing)
(Minutes of meetings of the Board of Statutory Auditors)	(Minutes of meetings of the Board of Statutory Auditors)
Article 32. The proceedings in outline and the resultant actions taken at each meeting of the Board of Statutory Auditors shall be stated in minutes and all the Statutory Auditors present shall affix their names and seals thereto.	Article 31. The proceedings in outline and the resultant actions taken at each meeting of the Board of Statutory Auditors shall be stated or recorded in minutes and all the Statutory Auditors present shall affix their names and seals or their electronic signatures thereto.

Article <u>33</u>. ~ Article <u>35</u>. (Description omitted)	Article <u>32</u>. ~ Article <u>34</u>. (Same as exisiting)
(Dividends)	(Dividends)
Article <u>36</u>. Dividends shall be paid to the shareholders and the beneficial shareholders or the registered pledgees appearing in the final register of shareholders and the final register of beneficial shareholders, respectively, as of the date of closing of accounts for each business year.	Article <u>35</u>. Dividends shall be paid to the shareholders and the beneficial shareholders or the registered pledgees appearing <u>or recorded</u> in the final register of shareholders and the final register of beneficial shareholders, respectively, as of the date of closing of accounts for each business year.
(Interim dividends)	(Interim dividends)
Article <u>37</u>. By resolution of the Board of Directors, the Company may make cash distribution as provided for in Article 293-5 of the Commercial Code of Japan ("interim dividends") to the shareholders and the beneficial shareholders or the registered pledgees appearing in the final register of shareholders and the final register of beneficial shareholders, respectively, as of September 30 of each year.	Article <u>36</u>. By resolution of the Board of Directors, the Company may make cash distribution as provided for in Article 293-5 of the Commercial Code of Japan ("interim dividends") to the shareholders and the beneficial shareholders or the registered pledgees appearing <u>or recorded</u> in the final register of shareholders and the final register of beneficial shareholders, respectively, as of September 30 of each year.
Article <u>38</u>. (Description omitted)	Article <u>37</u>. (Same as existing)
<u>(Dividends on shares issued upon conversion of convertible bonds)</u>	(To be deleted)
<u>Article 39. The first dividend or interim dividend on shares issued upon conversion of convertible bonds shall be paid on the assumption that the conversion took place on April 1, if the conversion request is made from April 1 to September 30 or on October 1, if the conversion request is made from October 1 to March 31 of the following year.</u>	
(To be newly established)	<u>Supplementary Provision</u> <u>Notwithstanding the provision of Article 27, the term of office of the Statutory Auditors in office prior to the close of the Ordinary</u>

	General Meeting of Shareholders relating to the business year ending March 31, 2003 shall be three (3) years as previously.

Proposition No. 3: Acquisition by the Company of its own shares

To be able to carry out capital policies with agility in response to changes in the operating conditions, management hereby proposes that the Company be authorized to acquire its shares of common stock, not exceeding 1,200,000 shares, for the aggregate acquisition prices not exceeding ¥5 billion during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Proposition No. 4: Election of one Director

To further expand and strengthen the business, management requests the shareholders to newly elect one Director.

The term of office of the Director to be elected shall expire at such time as the term of office of the other Directors in office shall expire, pursuant to the provision of the Articles of Incorporation of the Company.

The candidate for Director is as follows:

Name (Date of birth)	Yoshikazu Ikegaki (August 26, 1936)
Number of shares held in the Company	0 share

(Note) There is no special interest between the candidate and the Company.

Proposition No. 5: Granting of retirement gratuities to the retired Directors

It is proposed that retirement gratuities be granted to Messrs. Yukiyoshi Matsukawa and Chikara Kono who resigned from office as Directors as of May 31, 2002, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

- END -

FILE No. 82-5023

10

(Translation)

June 27, 2002

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 24TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 24th Ordinary General Meeting of Shareholders of the Company held today, it was reported and resolutions were adopted as follows:

Yours very truly,

SANIX INCORPORATED
1-23, Hakata-eki Higashi 2-chome,
Hakata-ku, Fukuoka-shi

Shin-ichi Munemasa
President and Representative Director

Description

Matters for reporting:

Report of the business report, balance sheet and statement of income for the 24th business year (from April 1, 2001 to March 31, 2002).

The particulars of the above accounting documents were reported to the meeting.

Matters for resolution:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 24th business year

The proposition was approved and adopted as proposed. The dividend for the year was determined as ¥10 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Acquisition by the Company of its own shares

The proposition was approved and adopted that the Company be authorized to acquire its shares of common stock, not exceeding 1,200,000 shares, for the aggregate acquisition prices not exceeding ¥5 billion during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders.

Proposition No. 4: Election of one Director

The proposition was approved and adopted as proposed. Mr. Yoshikazu Ikegaki was newly elected as Director and assumed office.

Proposition No. 5: Granting of retirement gratuities to the retired Directors

The proposition was approved and adopted that retirement gratuities be granted to Messrs. Yukiyoshi Matsukawa and Chikara Kohno who resigned from office as Directors, in appreciation of distinguished services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

- END -

August 6, 2002

FOR IMMEDIATE RELEASE

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
k-inoue@sanix.co.jp

Sanix to Buy Back Shares

(Acquisition of Treasury Stock Under Article 210 of the Commercial Code)

At the Board of Directors Meeting on August 6, 2002, Sanix Incorporated (Ticker: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) decided to purchase its own shares following the resolution approved at the general meeting of shareholders on June 27, 2002.

Details of Treasury Stock Buyback

(1) Type of shares: Common stock in Sanix Incorporated
(2) Number of shares: 500,000 shares (Maximum)
(3) Total cost: 1.3 billion yen (Maximum)
(4) Method of repurchases: Purchase on the Tokyo Stock Exchange
(5) Purchase period: August 8, 2002 - November 7, 2002

Note: A program of buying back shares was approved at the 24th general meeting of shareholders on June 27, 2002 as follows;

(1) Type of shares: Common stock in Sanix Incorporated
(2) Number of shares: 1.2 million shares (Maximum)
(3) Total cost: 5 billion yen (Maximum)

Cumulative number of shares acquired as of August 6, 2002: None

For more information, please contact
Kozo Inoue
Managing Director
Sanix Incorporated
k-inoue@sanix.co.jp
URL: www.sanix.co.jp

FILE No. 82-5023

August 22, 2002 /2

FOR IMMEDIATE RELEASE

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
k-inoue@sanix.co.jp

Sanix Acquired Treasury Stocks

(Acquisition of Treasury Stock Under Article 210 of the Commercial Code)

Sanix Incorporated (Ticker: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) is pleased to announce that it purchased its own shares as follows.

Details of Treasury Stock Buyback

(1) Purchase period: August 8, 2002 – August 20, 2002
(2) Number of shares: 500,000 shares
(3) Total cost: 862,096,900 yen
(4) Method of repurchases: Purchase on the Tokyo Stock Exchange

Note: A program of buying back shares was approved at the 24th general meeting of shareholders on June 27, 2002 as follows;
(1) Type of shares: Common stock in Sanix Incorporated
(2) Number of shares: 1.2 million shares (Maximum)
(3) Total cost: 5 billion yen (Maximum)

As of August 22, 2002
Cumulative number of shares acquired: 500,000 shares
Cumulative cost of purchasing treasury stock: 862,096,900 yen

For more information, please contact
Kozo Inoue
Managing Director
Sanix Incorporated
k-inoue@sanix.co.jp
URL: www.sanix.co.jp